ASM PACIFIC TECHNOLOGY LIMITED

Consolidated Financial Statements
For the year ended 31 December 2014

ASM PACIFIC TECHNOLOGY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2014

CONTENTS    PAGE(S)

INDEPENDENT AUDITORS' REPORT    1 & 2

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME    3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION    4 & 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY    6

CONSOLIDATED STATEMENT OF CASH FLOWS    7 & 8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS    9 - 89

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of ASM Pacific Technology Limited:

We have audited the accompanying consolidated financial statements of ASM Pacific Technology Limited and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of 31 December 2014 and 2013, and the related statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certificated Public Accountants; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of ASM Pacific Technology Limited: - continued

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with Hong Kong Financial Reporting Standards.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
9 April 2015

ASM PACIFIC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2014

	NOTES	2014	2013
		HK$'000	HK$'000

Turnover	7	14,229,177	10,841,166
Cost of sales		(9,179,551)	(7,661,808)

Gross profit		5,049,626	3,179,358
Other income		86,078	31,774
Selling and distribution expenses		(1,161,244)	(898,478)
General and administrative expenses		(620,715)	(560,845)
Research and development expenses	9	(1,148,382)	(948,295)
Other gains and losses	10	112,012	(7,420)
Other expenses	11	(168,400)	(104,521)
Finance costs	12	(120,512)	(18,563)

Profit before taxation		2,028,463	673,010
Income tax expense	13	(428,509)	(114,421)

Profit for the year, attributable to owners of
the Company	14	1,599,954	558,589

Other comprehensive (expense) income
- exchange differences on translation of
foreign operations, which may be reclassified
subsequently to profit or loss		(299,755)	93,807
- remeasurement of defined benefit retirement
plans, net of tax, which will not be reclassified
to profit or loss	35	(52,820)	12,108

Other comprehensive (expense) income for the year		(352,575)	105,915

Total comprehensive income for the year,
attributable to owners of the Company		1,247,379	664,504

Earnings per share	18
- Basic		HK$3.99	HK$1.40

- Diluted		HK$3.98	HK$1.40

The accompanying notes are an integral part of these consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2014

	NOTES	2014	2013
		HK$'000	HK$'000
Non-current assets
Property, plant and equipment	19	2,073,489	2,000,800
Investment property	20	68,467	70,215
Goodwill	21	405,652	-
Intangible assets	23	627,338	9,650
Prepaid lease payments	24	25,587	26,983
Pledged bank deposits	25	506	213,866
Deposits paid for acquisition of property,
plant and equipment		22,336	61,490
Rental deposits paid	27	7,332	16,719
Deferred tax assets	36	317,448	242,427
Other non-current assets		108,124	79,459

		3,656,279	2,721,609

Current assets
Inventories	26	3,886,140	3,236,119
Trade and other receivables	27	4,119,540	3,115,798
Prepaid lease payments	24	941	974
Derivative financial instruments	28	-	4,225
Income tax recoverable		48,296	65,152
Pledged bank deposits	25	191,306	-
Bank balances and cash	29	2,593,756	1,596,592

		10,839,979	8,018,860

Current liabilities
Trade and other payables	30	2,918,458	2,151,810
Derivative financial instruments	28	9,297	-
Provisions	31	354,170	348,901
Income tax payable		325,315	251,781
Bank borrowings	32	151,379	550,778

		3,758,619	3,303,270

Net current assets		7,081,360	4,715,590

		10,737,639	7,437,199

ASM PACIFIC TECHNOLOGY LIMITED

	NOTES	2014	2013
		HK$'000	HK$'000
Capital and reserves
Share capital	33	40,252	40,063
Dividend reserve		523,274	200,317
Other reserves		7,641,668	6,840,885

Equity attributable to owners of the Company		8,205,194	7,081,265

Non-current liabilities
Convertible bonds	37	2,164,204	-
Retirement benefit obligations	35	150,147	83,133
Provisions	31	61,360	85,224
Bank borrowings	32	16,159	145,384
Deferred tax liabilities	36	95,870	5,783
Other liabilities and accruals	30	44,705	36,410

		2,532,445	355,934

		10,737,639	7,437,199

The accompanying notes are an integral part of these consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2014

		Attributable to owners of the Company
			Employee	Shares			Convertible
			share-based	held for	Capital		bonds
	Share	Share	compensation	share award	redemption	Capital	equity	Translation	Retained	Dividend
	capital	premium	reserve	scheme	reserve	reserve	reserve	reserve	profits	reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
				(Note 34)

At 1 January 2013	39,925	825,265	-	-	155	72,979	-	(38,723)	5,537,300	119,773	6,556,674

Profit for the year	-	-	-	-	-	-	-	-	558,589	-	558,589
Exchange differences on translation of foreign operations, which may be reclassified subsequently to profit or loss	-	-	-	-	-	-	-	93,807	-	-	93,807
Remeasurement of defined benefit retirement plans, net of tax (note 35) , which will not be reclassified to profit or loss	-	-	-	-	-	-	-	-	12,108	-	12,108
Total comprehensive income for the year	-	-	-	-	-	-	-	93,807	570,697	-	664,504
Sub-total	39,925	825,265	-	-	155	72,979	-	55,084	6,107,997	119,773	7,221,178
Recognition of equity-settled share-based payments	-	-	142,418	-	-	-	-	-	-	-	142,418
Purchase of shares under the Employee Share Incentive Scheme	-	-	-	(22,822)	-	-	-	-	-	-	(22,822)
Purchase of shares under the Employee Share Incentive Scheme	-	-	(22,822)	22,822	-	-	-	-	-	-	-
Shares issued under the Employee Share Incentive Scheme	138	119,458	(119,596)	-	-	-	-	-	-	-	-
2012 final dividend paid	-	-	-	-	-	-	-	-	-	(119,773)	(119,773)
2013 interim dividend paid	-	-	-	-	-	-	-	-	(139,736)	-	(139,736)
2013 final dividend proposed	-	-	-	-	-	-	-	-	(200,317)	200,317	-

At 31 December 2013 and 1 January 2014	40,063	944,723	-	-	155	72,979	-	55,084	5,767,944	200,317	7,081,265

Profit for the year	-	-	-	-	-	-	-	-	1,599,954	-	1,599,954
Exchange differences on translation of foreign operations, which may be reclassified subsequently to profit or loss	-	-	-	-	-	-	-	(299,755)	-	-	(299,755)
Remeasurement of defined benefit retirement plans, net of tax (note 35) , which will not be reclassified to profit or loss	-	-	-	-	-	-	-	-	(52,820)	-	(52,820)
Total comprehensive income for the year	-	-	-	-	-	-	-	(299,755)	1,547,134	-	1,247,379
Sub-total	40,063	944,723	-	-	155	72,979	-	(244,671)	7,315,078	200,317	8,328,644
Recognition of equity-settled share-based payments	-	-	146,300	-	-	-	-	-	-	-	146,300
Purchase of shares under the Employee Share Incentive Scheme	-	-	-	(15,858)	-	-	-	-	-	-	(15,858)
Shares vested under the Employee Share Incentive Scheme	-	-	(15,858)	15,858	-	-	-	-	-	-	-
Shares issued under the Employee Share Incentive Scheme	189	130,253	(130,442)	-	-	-	-	-	-	-	-
Recognition of equity component of convertible bonds (note 37)	-	-	-	-	-	-	266,932	-	-	-	266,932
2013 final dividend paid	-	-	-	-	-	-	-	-	-	(200,317)	(200,317)
2014 interim dividend paid	-	-	-	-	-	-	-	-	(320,507)	-	(320,507)
2014 final dividend proposed	-	-	-	-	-	-	-	-	(523,274)	523,274	-

At 31 December 2014	40,252	1,074,976	-	-	155	72,979	266,932	(244,671)	6,471,297	523,274	8,205,194

The accompanying notes are an integral part of these consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2014

	2014	2013
	HK$'000	HK$'000
Operating activities
Profit before taxation	2,028,463	673,010
Adjustments for:
Depreciation	386,788	413,289
Release of prepaid lease payments	941	974
Amortization of intangible assets	27,909	10,157
Release of land license fee	2,216	2,970
Loss on disposal/write-off of property, plant and equipment	1,169	11,160
Loss (gain) on fair value change of derivative financial instruments	15,781	(1,818)
Warranty provision expenses	248,147	275,971
Other expenses	168,400	104,521
Share-based payments under the Employee Share Incentive Scheme	146,300	142,418
Interest income	(8,794)	(3,273)
Interest expense	120,512	18,563
Effect of foreign exchange rate changes on inter-company balances	(73,988)	14,649

Operating cash flows before movements in working capital	3,063,844	1,662,591
Increase in pledged bank deposits	(3,472)	-
Increase in inventories	(533,820)	(324,704)
(Increase) decrease in trade and other receivables	(818,486)	77,948
(Increase) decrease in other non-current assets	(3,321)	376
Increase in trade and other payables	401,625	107,071
Increase in other liabilities and accruals	4,093	3,167
Increase (decrease) in provisions	7,298	(2,652)
Utilization of warranty provision	(217,566)	(273,837)
Payment for restructuring provision	(42,324)	(57,067)
(Decrease) increase in retirement benefit obligations	(1,915)	5,683
Purchase of shares under the Employee Share Incentive Scheme	(15,858)	(22,822)

Cash generated from operations	1,840,098	1,175,754
Income taxes paid	(410,564)	(261,441)
Income taxes refunded	55,531	9,780

Net cash from operating activities	1,485,065	924,093

Investing activities
Interest received	8,794	3,273
Proceeds on disposal of property, plant and equipment	25,116	9,027
Net cash outflow arising on acquisitions of subsidiaries	(1,333,294)	-
Purchase of property, plant and equipment	(313,663)	(346,718)
Deposits paid for acquisition of property, plant and equipment	(22,336)	(61,490)
Prepayment for land license fee	(26,658)	(31,013)
Additions of intangible assets	(4,333)	(3,898)
Additions to investment property	-	(53)

Net cash used in investing activities	(1,666,374)	(430,872)

ASM PACIFIC TECHNOLOGY LIMITED

	2014	2013
	HK$'000	HK$'000
Financing activities
Proceeds from issue of convertible bonds	2,400,000	-
Payment for transaction costs attributable to issue of
convertible bonds	(39,801)	-
Bank borrowings raised	256,174	519,731
Repayment of bank borrowings	(784,801)	(648,389)
Dividends paid	(520,824)	(259,509)
Interest paid	(36,420)	(18,413)

Net cash from (used in) financing activities	1,274,328	(406,580)

Net increase in cash and cash equivalents	1,093,019	86,641
Cash and cash equivalents at beginning of the year	1,596,592	1,487,003
Effect of foreign exchange rate changes	(95,855)	22,948

Cash and cash equivalents at end of the year,
represented by bank balances and cash	2,593,756	1,596,592

The accompanying notes are an integral part of these consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2014

1.	GENERAL

The Company is an exempted company incorporated in the Cayman Islands and its shares are listed on The Stock Exchange of Hong Kong Limited. The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information of the annual report.

The consolidated financial statements are presented in Hong Kong dollars which is the functional currency of the Company.

The Company acts as an investment holding company. The principal activities of the Company and its subsidiaries (the "Group") are engaged in the design, manufacture and marketing of machines, tools and materials used in semiconductor and electronic assembly industries. The principal subsidiaries and their activities are set out in note 43.

2.	APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

Amendments to HKFRSs and the new Interpretation that are mandatorily effective for the current year

The Group has applied for the first time in the current year the following amendments to HKFRSs and a new Interpretation.

Amendments to HKFRS 10, HKFRS 12 and HKAS 27 "Investment Entities"

The Group has applied the amendments to HKFRS 10, HKFRS 12 and HKAS 27 "Investment Entities" for the first time in the current year. The amendments to HKFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with investment management services;

•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to HKFRS 12 and HKAS 27 to introduce new disclosure requirements for investment entities.

As the Company is not an investment entity (assessed based on the criteria set out in HKFRS 10 as at 1 January 2014), the application of the amendments has had no impact on the disclosures or the amounts recognized in the Group's consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

Amendments to HKAS 32 "Offsetting Financial Assets and Financial Liabilities"

The Group has applied the amendments to HKAS 32 "Offsetting Financial Assets and Financial Liabilities" for the first time in the current year. The amendments to HKAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of 'currently has a legally enforceable right of set-off' and 'simultaneous realization and settlement'.

The amendments have been applied retrospectively. As the Group does not have any financial assets and financial liabilities that qualify for offset, the application of the amendments has had no impact on the disclosures or on the amounts recognized in the Group's consolidated financial statements.

Amendments to HKAS 36 "Recoverable Amount Disclosures for Non-Financial Assets"

The Group has applied the amendments to HKAS 36 "Recoverable Amount Disclosures for NonFinancial Assets" for the first time in the current year. The amendments to HKAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit ("CGU") to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy, key assumptions and valuation techniques used which are in line with the disclosure required by HKFRS 13 Fair Value Measurements.

The application of these amendments has had no material impact on the disclosures in the Group's consolidated financial statements.

Amendments to HKAS 39 "Novation of Derivatives and Continuation of Hedge Accounting"

The Group has applied the amendments to HKAS 39 "Novation of Derivatives and Continuation of Hedge Accounting" for the first time in the current year. The amendments to HKAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative designated as a hedging instrument arising from the novation should be included in the assessment and measurement of hedge effectiveness.

The amendments have been applied retrospectively. As the Group does not have any derivatives that are subject to novation, the application of these amendments has had no impact on the disclosures or on the amounts recognized in the Group's consolidated financial statements.

HK(IFRIC) - Int 21 "Levies"

The Group has applied HK(IFRIC) - Int 21 "Levies" for the first time in the current year. HK(IFRIC) - Int 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how

ASM PACIFIC TECHNOLOGY LIMITED

different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

HK(IFRIC) - Int 21 has been applied retrospectively. The application of this Interpretation has had no material impact on the disclosures or on the amounts recognized in the Group's consolidated financial statements.

The Group has not early applied the following new and revised HKFRSs that have been issued but are not yet effective:

HKFRS 9	Financial Instruments[1]
HKFRS 15	Revenue from Contracts with customers[2]
Amendments to HKFRS 11	Accounting for Acquisitions of Interests in Joint
Operations[3]
Amendments to HKAS 1	Disclosure Initiative[3]
Amendments to HKAS 16	Clarification of Acceptable Methods of Depreciation and
and HKAS 38	Amortization[3]
Amendments to HKAS 16	Agriculture: Bearer Plants[3]
and HKAS 41
Amendments to HKAS 19	Defined Benefit Plans: Employee contributions[4]
Amendments to HKAS 27	Equity Method in Separate Financial Statements[3]
Amendments to HKFRS 10	Sale or Contribution of Assets between an Investor and
and HKAS 28	its Associate or Joint Venture[3]
Amendments to HKFRS 10,	Investment Entities: Applying the Consolidation
HKFRS 12 and HKAS 28	Exception[3]
Amendments to HKFRSs	Annual Improvements to HKFRSs 2010 - 2012 Cycle[5]
Amendments to HKFRSs	Annual Improvements to HKFRSs 2011 - 2013 Cycle[4]
Amendments to HKFRSs	Annual Improvements to HKFRSs 2012 - 2014 Cycle[3]

[1]	Effective for annual periods beginning on or after 1 January 2018, with earlier application permitted.

[2]	Effective for annual periods beginning on or after 1 January 2017, with earlier application permitted.

[3]	Effective for annual periods beginning on or after 1 January 2016, with earlier application permitted.

[4]	Effective for annual periods beginning on or after 1 July 2014, with earlier application permitted.

[5]	Effective for annual periods beginning on or after 1 July 2014, with limited exceptions. Earlier application is permitted.

HKFRS 9 "Financial Instruments"

HKFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. HKFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of HKFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a 'fair value through other

ASM PACIFIC TECHNOLOGY LIMITED

comprehensive income' ("FVTOCI") measurement category for certain simple debt instruments.

Key requirements of HKFRS 9 are described below:

•
All recognized financial assets that are within the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under HKFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•
With regard to the measurement of financial liabilities designated as at fair value through profit or loss, HKFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities' credit risk are not subsequently reclassified to profit or loss. Under HKAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

•
In relation to the impairment of financial assets, HKFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under HKAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

HKFRS 9 "Financial Instruments" - continued

•
The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

ASM PACIFIC TECHNOLOGY LIMITED

The directors of the Company do not anticipate that the application of HKFRS 9 in the future may have a material impact on amounts reported in respect of the Group's financial assets and financial liabilities.

HKFRS 15 "Revenue from Contracts with Customers"

In July 2014, HKFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. HKFRS 15 will supersede the current revenue recognition guidance including HKAS 18 "Revenue", HKAS 11 "Construction Contracts" and the related Interpretations when it becomes effective.

The core principle of HKFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under HKFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when 'control' of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in HKFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by HKFRS 15.

The directors of the Company anticipate that the application of HKFRS 15 in the future may have impact on the amounts reported and disclosures made in the Group's consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of HKFRS 15 until the Group performs a detailed review.

Amendments to HKFRS 11 "Accounting for Acquisitions of Interests in Joint Operations"

The amendments to HKFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in HKFRS 3 "Business Combinations". Specifically, the amendments state that the relevant principles on accounting for business combinations in HKFRS 3 and other standards (e.g. HKAS 36 "Impairment of Assets" regarding impairment testing of a cash generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation.

A joint operator is also required to disclose the relevant information required by HKFRS 3 and other standards for business combinations.

ASM PACIFIC TECHNOLOGY LIMITED

The amendments to HKFRS 11 apply prospectively for annual periods beginning on or after 1 January 2016. The directors of the Company do not anticipate that the application of these amendments to HKFRS 11 will have a material impact on the Group's consolidated financial statements.

Amendments to HKAS 1 "Disclosure Initiative"

The amendments to HKAS 1 are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the Group's consolidated financial statements.

Amendments to HKAS 16 and HKAS 38 "Clarification of Acceptable Methods of Depreciation and Amortization"

The amendments to HKAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to HKAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

(a)	when the intangible asset is expressed as a measure of revenue; or

(b)	when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated.

The amendments apply prospectively for annual periods beginning on or after 1 January 2016. Currently, the Group uses the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets respectively. The directors of the Company believe that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the directors of the Company do not anticipate that the application of these amendments to HKAS 16 and HKAS 38 will have a material impact on the Group's consolidated financial statements.

Amendments to HKAS 16 and HKAS 41 "Agriculture: Bearer Plants"

The amendments to HKAS 16 and HKAS 41 define a bearer plant and require biological assets that meet the definition of a bearer plant to be accounted for as property, plant and equipment in accordance with HKAS 16, instead of HKAS 41. The produce growing on bearer plants continues to be accounted for in accordance with HKAS 41.

The directors of the Company do not anticipate that the application of these amendments to HKAS 16 and HKAS 41 will have a material impact on the Group's consolidated financial statements as the Group is not engaged in agricultural activities.

ASM PACIFIC TECHNOLOGY LIMITED

Amendments to HKAS 19 "Defined Benefit Plans: Employee Contributions"

The amendments to HKAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognize the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees' periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees' periods of service.

The directors of the Company do not anticipate that the application of these amendments to HKAS 19 will have a significant impact on the Group's consolidated financial statements as the Group does not have any defined benefit plans with employee contributions.

Amendments to HKAS 27 "Equity Method in Separate Financial Statements"

The amendments allow an entity to account for investments in subsidiaries, joint ventures and associates in its separate financial statements:

•	At cost, or

•	In accordance with HKFRS 9 "Financial Instruments" (or HKAS 39 "Financial Instruments: Recognition and Measurement" for entities that have not yet adopted HKFRS 9), or

•	Using the equity method as described in HKAS 28 "Investments in Associates and Joint Ventures".

The accounting option must be applied by category of investments.

The amendments also clarify that when a parent ceases to be an investment entity, or becomes an investment entity, it shall account for the change from the date when the change in status occurred.

Amendments to HKAS 27 "Equity Method in Separate Financial Statements" - continued

In addition to the amendments to HKAS 27, there are consequential amendments to HKAS 28 to avoid a potential conflict with HKFRS 10 "Consolidated Financial Statements" and to HKFRS 1 "First-time Adoption of Hong Kong Financial Reporting Standards".

The directors of the Company do not anticipate that the application of these amendments to HKAS 27 will have a material impact on the Group's consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

Amendments to HKFRS 10 and HKAS 28 "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture"

Amendments to HKAS 28:

•	The requirements on gains and losses resulting from transactions between an entity and its associate or joint venture have been amended to relate only to assets that do not constitute a business.

•
A new requirement has been introduced that gains or losses from downstream transactions involving assets that constitute a business between an entity and its associate or joint venture must be recognized in full in the investor's financial statements.

•
A requirement has been added that an entity needs to consider whether assets that are sold or contributed in separate transactions constitute a business and should be accounted for as a single transaction.

Amendments to HKFRS 10:

•
An exception from the general requirement of full gain or loss recognition has been introduced into HKFRS 10 for the loss control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method.

•
New guidance has been introduced requiring that gains or losses resulting from those transactions are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement at fair value of investments retained in any former subsidiary that has become an associate or a joint venture that is accounted for using the equity method are recognized in the former parent's profit or loss only to the extent of the unrelated investors' interests in the new associate or joint venture.

The directors of the Company do not anticipate that the application of these amendments to HKFRS 10 and HKAS 28 will have a material impact on the Group's consolidated financial statements.

Amendments to HKFRS 10, HKFRS 12 and HKAS 28 "Investment Entities: Applying the Consolidation Exception"

The narrow-scope amendments to HKFRS 10, HKFRS 12 and HKAS 28 introduce clarifications to the requirements when accounting for investment entities. The amendments also provide relief in particular circumstances, which will reduce the costs of applying the Standards.

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the Group's consolidated financial statements.

ASM PACIFIC TECHNOLOGY LIMITED

Annual Improvements to HKFRSs 2010-2012 Cycle

The Annual Improvements to HKFRSs 2010-2012 Cycle include a number of amendments to various HKFRSs, which are summarized below.

The amendments to HKFRS 2 (i) change the definitions of 'vesting condition' and 'market condition'; and (ii) add definitions for 'performance condition' and 'service condition' which were previously included within the definition of 'vesting condition'. The amendments to HKFRS 2 are effective for share-based payment transactions for which the grant date is on or after 1 July 2014.

The amendments to HKFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of HKFRS 9 or HKAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit or loss. The amendments to HKFRS 3 are effective for business combinations for which the acquisition date is on or after 1 July 2014.

The amendments to HKFRS 8 (i) require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have 'similar economic characteristics'; and (ii) clarify that a reconciliation of the total of the reportable segments' assets to the entity's assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of HKFRS 13 clarify that the issue of HKFRS 13 and consequential amendments to HKAS 39 and HKFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial. As the amendments do not contain any effective date, they are considered to be immediately effective.

The amendments to HKAS 16 and HKAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

Annual Improvements to HKFRSs 2010-2012 Cycle - continued

The amendments to HKAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

ASM PACIFIC TECHNOLOGY LIMITED

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the Group's consolidated financial statements.

Annual Improvements to HKFRSs 2011-2013 Cycle

The Annual Improvements to HKFRSs 2011-2013 Cycle include a number of amendments to various HKFRSs, which are summarized below.

The amendments to HKFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to HKFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, HKAS 39 or HKFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within HKAS 32.

The amendments to HKAS 40 clarify that HKAS 40 and HKFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)	the property meets the definition of investment property in terms of HKAS 40; and

(b)	the transaction meets the definition of a business combination under HKFRS 3.

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the Group's consolidated financial statements.

Annual Improvements to HKFRSs 2012-2014 Cycle

The Annual Improvements to HKFRSs 2012-2014 Cycle include a number of amendments to various HKFRSs, which are summarized below.

The amendments to HKFRS 5 introduce specific guidance in HKFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held for distribution accounting is discontinued. The amendments apply prospectively.

Annual Improvements to HKFRSs 2012-2014 Cycle - continued

The amendments to HKFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets and clarify that the offsetting disclosures (introduced in the amendments to HKFRS 7 "Disclosure - Offsetting Financial Assets and Financial Liabilities" issued in December 2011 and effective for periods beginning on or after 1 January 2013) are not explicitly required for all interim periods. However, the disclosures may need to be included in condensed interim financial statements to comply with HKAS 34 Interim Financial Reporting.

The amendments to HKAS 19 clarify that the high quality corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments would result in the depth of the

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market for high quality corporate bonds being assessed at currency level. The amendments apply from the beginning of the earliest comparative period presented in the financial statements in which the amendments are first applied. Any initial adjustment arising should be recognized in retained profits at the beginning of that period.

The amendments to HKAS 34 clarify the requirements relating to information required by HKAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same time as the interim financial statements.

The directors of the Company do not anticipate that the application of these amendments will have a material effect on the Group's consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the Hong Kong Institute of Certified Public Accountants. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance (Cap. 32).

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for the derivative financial instruments which are measured at fair value at the end of each reporting period, as explained in the accounting policies set out below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Basis of preparation - continued

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of HKFRS 2, leasing transactions that are within the scope of HKAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in HKAS 2 or value in use in HKAS 36.

ASM PACIFIC TECHNOLOGY LIMITED

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with HKAS 12 "Income Taxes" and HKAS 19 "Employee Benefits, respectively".

ASM PACIFIC TECHNOLOGY LIMITED

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquire (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with the corresponding adjustments made against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the "measurement period" (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with HKAS 39, or HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets", as appropriate, with the corresponding gain or loss being recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that reporting

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period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of estimated customer returns, rebates, discounts and sales related taxes.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount on initial recognition.

Property, plant and equipment

Property, plant and equipment including buildings and freehold land held for use in the production of goods, or for administrative purposes (other than construction in progress) are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Costs include professional fees, for qualifying assets, borrowing costs capitalized in accordance with the Group's accounting policy, and amortization of prepaid lease payments provided during the construction period is included as part of costs of buildings under construction. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

ASM PACIFIC TECHNOLOGY LIMITED

Freehold land is not depreciated.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Investment property

Investment property is property held to earn rentals and/or for capital appreciation. Investment property is measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment property is stated at cost less subsequent accumulated depreciation and any accumulated impairment losses. Depreciation is recognized so as to write off the cost of investment property over their estimated useful lives and after taking into account of their estimated residual value, using the straight-line method.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the item is derecognized.

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

ASM PACIFIC TECHNOLOGY LIMITED

Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of back-end equipment and lead frame is calculated using the first-in, first-out method. Cost of surface mount technology equipment is calculated using either on a first-in, first-out or weighted average method, depending on the type of inventory.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

Provisions - continued

Restructurings

A restructuring provision is recognized when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

Warranties

Provisions for the expected cost of warranty obligations under the relevant sale of goods legislation are recognized at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the Group's obligation.

Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

ASM PACIFIC TECHNOLOGY LIMITED

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

Impairment on tangible and intangible assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

ASM PACIFIC TECHNOLOGY LIMITED

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from 'profit before taxation' as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years, and items that are never taxable or deductible. The Group's current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Taxation - continued

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

ASM PACIFIC TECHNOLOGY LIMITED

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investments in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate on the Group's net investment outstanding in respect of the leases.

Rentals income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease.

The Group as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis.

Leasehold land and buildings

When a lease includes both land and building elements, the Group assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Group, unless it is clear that both elements are operating leases in which case the entire lease is classified as an operating lease. Specifically, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

ASM PACIFIC TECHNOLOGY LIMITED

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as ʻprepaid lease paymentsʼ in the consolidated statement of financial position and is amortized over the lease term on a straight-line basis. When the lease payments cannot be allocated reliably between the land and building elements, the entire lease is generally classified as a finance lease and accounted for as property, plant and equipment, unless it is clear that both elements are operating leases, in which case the entire lease is classified as an operating lease.

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's non-derivative financial assets are classified as loans and receivables.

The classification of non-derivative financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest income is recognized on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including other non-current assets, pledged bank deposits, trade and other

ASM PACIFIC TECHNOLOGY LIMITED

receivables, and bank balances and cash) are carried at amortized cost using the effective interest method, less any identified impairment (see accounting policy on impairment loss on financial assets below).

Interest income is recognized by applying the effective interest rate, except for short-term receivable where the recognition of interest would be immaterial.

Impairment of financial assets

Loans and receivables are assessed for indicators of impairment at the end of the reporting period. Loans and receivables are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 30 days to 60 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

ASM PACIFIC TECHNOLOGY LIMITED

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Convertible bonds

Convertible bonds issued by the Group that contain both the liability and conversion option components are classified separately into respective items on initial recognition in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is classified as an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible bonds, the balance recognized in equity will be transferred to retained profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Other financial liabilities

The Group's other financial liabilities, including trade and other payables, bank borrowings and other liabilities, are subsequently measured at amortized cost, using the effective interest method.

ASM PACIFIC TECHNOLOGY LIMITED

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest expense is recognized on an effective interest basis.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair values at the end of the reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

Financial guarantee contracts issued by the Group are initially measured at their fair values and are subsequently measured at the higher of:

•	the amount of the obligation under the contract, as determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets"; and

•	the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group continues to recognize the asset to the extent of its continuing involvement and recognizes an associated liability. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or expire. The difference between the carrying amount of the

ASM PACIFIC TECHNOLOGY LIMITED

financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the foreign operation.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) using exchange rates prevailing at the end of the reporting period. Income and expenses items are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of translation reserve.

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.

Share-based payment arrangements

Equity-settled share-based payment transactions

The fair value of services received from employees determined by reference to the fair value of shares granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (employee share-based compensation reserve).

ASM PACIFIC TECHNOLOGY LIMITED

At the end of the reporting period, the Group revised its estimates of the number of shares that are expected to ultimately vest. The impact of the revision of the original estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to employee share-based compensation reserve.

At the time when the shares are subsequently vested and issued, the amount previously recognized in the employee share-based compensation reserve will be transferred to share capital and share premium.

Any payment made to the employee on the cancellation or settlement of the grant shall be accounted for as the repurchase of an equity interest, i.e. as a deduction from equity, except to the extent that the payment exceeds the fair value of the equity instruments granted, measured at the repurchase date. Any such excess shall be recognized as an expense.

Awarded shares held under Share Award Scheme granted to members of the management of the Group for their service to the Group

Shares purchased under the Share Award Scheme are initially recognized in equity (shares held for Share Award Scheme) at fair value of consideration paid including the transaction costs at the date of purchase.

The fair value of services received from directors and employees determined by reference to the fair value of awarded shares granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in employee share-based compensation reserve.

At the time when the awarded shares are vested, the amounts previously recognized in shares held for Share Award Scheme and the amount recognized in employee share-based compensation reserve are transferred to retained profits.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statement of financial position and

ASM PACIFIC TECHNOLOGY LIMITED

transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

Retirement benefit costs

Payments to defined contribution retirement benefit plans/state-managed retirement benefit schemes/the Mandatory Provident Fund Scheme are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained profits and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	net interest expense or income; and

•	remeasurement.

The Group presented the first two components of defined benefit costs in profit or loss. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group's defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

4.

ASM PACIFIC TECHNOLOGY LIMITED

KEY SOURCES OF ESTIMATION UNCERTAINTY

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

A significant portion of the Group's working capital is devoted to inventories and the nature of inventories is subject to frequent technological changes. As at 31 December 2014, the carrying amount of inventories was HK$3,886,140,000 (2013: HK$3,236,119,000). The management reviews the inventory age listing on a periodic basis to identify slow-moving, obsolete and defective inventories. The management estimates the net realizable value for such inventories based primarily on the latest invoice prices and current market conditions. The amount of allowance would be changed as a result of changes in current market conditions and technology subsequently.

Impairment of trade receivables

On assessing any impairment of the Group's trade receivables, the management regularly reviews the recoverability, creditworthiness of customers and ages of the trade receivables. Impairment on trade receivables is made based on estimation of the future cash flows discounted at the original effective interest rates. If the financial condition of the customers of the Group deteriorates, resulting in an impairment of their ability to make payments, additional impairment may be required. As at 31 December 2014, the carrying amount of trade receivables was HK$3,385,276,000 (2013: HK$2,475,927,000).

Retirement benefit obligations

Obligations for retirement benefit and related net periodic pension costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected rate of compensation increase and pension progression and mortality rates. The discount rates assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available, discount rates are based on government bonds yields. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in retirement benefit obligations. During the year ended 31 December 2014, remeasurement losses before tax effect amounting to HK$78,751,000 (2013: remeasurement gains before tax effect HK$17,962,000) are recognized directly in equity in the period in which they occur (see note 35).

Provisions

Significant estimates are involved in the determination of provision related to warranty costs and legal proceedings (see note 39). As a global operating business, the Group is exposed to numerous legal risks, particularly in the areas of product liability and tax assessments. Pending and future proceedings often involve complex legal issues and are subject to substantial uncertainties. The outcome of such proceedings cannot be predicted with certainty. Accordingly, management exercises considerable judgment in determining whether there is a present obligation as a result of a past event at the reporting date, whether it is more likely than not that such a proceeding will result an outflow of resources and whether the amount of the obligation can be reliably estimated. As at 31 December

ASM PACIFIC TECHNOLOGY LIMITED

2014, the Group recognized warranty provisions amounting to HK$393,352,000 (2013: HK$376,673,000) (see note 31).

Income taxes

The Group operates and is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There were certain trading transactions for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax issues and tax-related expense, if any, based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group has to determine tax positions under respective local tax laws and tax authorities' views which can be complex and subject to different interpretations of taxpayers and local tax authorities. Deferred tax assets are recognized if sufficient future taxable profit is available, including income from forecasted operating earnings, the reversal of existing taxable temporary differences and established tax planning opportunities. As of each year-end, management evaluates the recoverability of deferred tax assets, based on projected future taxable profits. As future development are uncertain and partly beyond management's control, assumptions are necessary to estimate future taxable profits as well as the period in which deferred tax assets will recover. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. If management considers it probable that all or a portion of a deferred tax asset cannot be realized, a reversal of deferred tax assets may arise which would be recognized in profit or loss for the period in which such reversal takes place. As at 31 December 2014, the deferred tax assets recognized is HK$317,448,000 (2013: HK$242,427,000) (see note 36).

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating units and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill as at 31 December 2014 was HK$405,652,000 (2013: nil). Details of the impairment testing are set out in note 22.

Impairment of intangible assets

In accounting for intangible assets, management of the Group considers the potential impairment based on the fair value of the assets and the cash flows generated. The intangible assets with finite useful lives are reviewed for impairment when events or circumstances indicate the carrying value may not be recoverable; the intangible asset with an indefinite useful life are measured annually, irrespective of whether there is any indication that it may be impaired. Factors that would indicate potential impairment may include, but are not limited to, the significant change in technology, and operating or cash flow losses associated with the intangible assets.

ASM PACIFIC TECHNOLOGY LIMITED

If cash flows do not materialize as estimated, there is a risk that further impairment charges may be necessary in future. The carrying amount of intangible assets as at 31 December 2014 was HK$627,338,000 (2013: HK$9,650,000). Details of the impairment testing on intangible assets with an indefinite useful life are set out in note 22.

Fair value measurements and valuation processes

Some of the Group's assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation. The valuation committee works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 6 and 20 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

5.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of bank borrowings, convertible bonds and equity attributable to owners of the Company, comprising issued share capital and reserves including retained profits.

The directors of the Company review the capital structure on a regular basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends and new share issues.

6.	FINANCIAL INSTRUMENTS

Categories of financial instruments

	2014	2013
	HK$'000	HK$'000
Financial assets
Loans and receivables (including cash and cash equivalents)	6,273,238	4,401,554
Derivative financial instruments	-	4,225
Financial liabilities
Amortized cost	4,319,897	2,379,038
Derivative financial instruments	9,297	-

ASM PACIFIC TECHNOLOGY LIMITED

Financial risk management objectives and policies

The Group's financial instruments include other non-current assets, pledged bank deposits, bank balances and cash, trade and other receivables, derivative financial instruments, trade and other payables, other liabilities, convertible bonds and bank borrowings. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure that appropriate measures are implemented on a timely and effective manner.

Market risk

There has been no significant change to the Group's exposure to market risks or the manner in which it manages and measures the risks.

Foreign currency risk management

Several subsidiaries of the Company have foreign currency sales and purchases, which expose the Group to foreign currency risk. Approximately 38% and 48% of the Group's sales and purchases respectively are denominated in currencies other than the functional currency of the group entities making the sales and the purchases.

The carrying amounts of the group entities' foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

		Assets		Liabilities
	Currency	2014	2013	2014	2013
		HK$'000	HK$'000	HK$'000	HK$'000

US dollar (Note)	US$	1,535,215	1,145,289	216,691	508,596
Euro	EUR	337,064	408,627	43,142	28,466
Renminbi	RMB	246,605	173,665	400,509	324,465
Singapore dollar	S$	33,724	12,675	118,425	119,351
Japanese Yen	JPY	4,868	3,258	132,841	114,068
Others		33,548	21,805	197,955	162,246

Note:
Included in the balances are US dollar financial assets and financial liabilities of HK$718,052,000 and HK$41,653,000 (2013: HK$437,281,000 and HK$26,042,000), respectively where Hong Kong dollars is not the functional currency of the relevant group entities.

The majority of the Group's foreign currency financial assets and financial liabilities are denominated in US dollar. The US dollar are linked up with Hong Kong dollars where Hong Kong dollars is the functional currency of the relevant group entities. For other group entities having significant US dollar financial assets and financial liabilities where Hong Kong dollars is not the functional currency, they have exposure to the foreign currency exchange risk. The management conducts periodic review of the exposure and requirements of various currencies, and will consider hedging significant foreign currency exposures should the need arise.

ASM PACIFIC TECHNOLOGY LIMITED

Foreign currency sensitivity analysis

The Group is mainly exposed currency risk related to Euro, US dollar, Renminbi, Japanese Yen and Singapore dollar.

The Group is also exposed to currency risk on its outstanding foreign currency forward contracts. If forward rates of US$ appreciate against Euro by 5%, while all other variables are held constant, the profit for the year would decrease by HK$5,311,000 (2013: HK$5,376,000). For a 5% depreciation of the US$ against Euro, there would be an equal and opposite impact on the profit of the Group.

The following table details the Group's sensitivity to a 5% increase and decrease in the functional currency of the group entities against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The analysis illustrates the impact for a 5% strengthening of the functional currency of the relevant group entities against the relevant currency and a positive and negative number below indicates an increase and a decrease in profit respectively. For a 5% weakening of the functional currency of the relevant group entities against the relevant currency, there would be an equal and opposite impact on the profit.

			US				Japanese		Singapore
	Euro impact (i)		dollar impact (ii)		Renminbi impact (iii)		Yen impact (iv)		dollar impact (v)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
(Decrease) increase in
post tax profit	(12,211)	(15,216)	(23,693)	(14,040)	5,758	5,586	6,040	5,206	3,851	4,984

(i)	This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade and other payables denominated in Euro at the year end.

(ii)	This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade payables denominated in US dollar at the year end.

(iii)	This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade and other payables denominated in Renminbi at the year end.

(iv)	This is mainly attributable to the exposure on outstanding bank balances, trade receivables and trade payables denominated in Japanese Yen at the year end.

(v)	This is mainly attributable to the exposure on outstanding bank balances, trade and other receivables and trade and other payables denominated in Singapore dollar at the year end.

ASM PACIFIC TECHNOLOGY LIMITED

Interest rate risk management

The Group is exposed to fair value interest rate risk in relation to fixed-rate pledged bank deposit (see note 25) and convertible bonds (see note 37). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank deposits/balances and bank borrowings (set out in notes 29 and 32 for details). Management will monitor interest rate risk exposure closely. By management's discretion, the Group keeps its borrowings at floating rates and may enter into interest rate swaps to balance the fair value interest rate risk and cash flow interest rate risk exposure of the Group.

The Group's exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note. The Group's cash flow interest rate risk is mainly concentrated on the fluctuation of London Interbank Offered Rate ("LIBOR") and Hong Kong Interbank Offered Rate ("HIBOR") arising from the Group's variable-rate bank borrowings.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for variable-rate instruments at the end of the reporting period. The analyses are prepared assuming the financial instruments outstanding at the end of the reporting period was outstanding for the whole year. A 5 basis points increase is used for bank deposits and 50 basis points increase and decrease for bank borrowings when reporting interest rate risk internally to key management personnel. If interest rates had been 5 basis points and 50 basis points higher for bank deposits and bank borrowings or 50 basis points lower for bank borrowings and all other variables were held constant, post-tax profit for the year ended 31 December 2014 would decrease/increase by HK$84,000 (2013: HK$2,695,000) and HK$712,000 (2013: HK$2,942,000) respectively. This is mainly attributable to the Group's exposure to interest rates on its variable-rate bank borrowings.

Credit risk management

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31 December 2014 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated statement of financial position. In order to manage the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at end of the reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies and authorized banks in Mainland China with high credit-ratings.

Other than concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings, the Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers and across diverse geographical areas.

ASM PACIFIC TECHNOLOGY LIMITED

Liquidity risk management

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group's remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The maturity dates for other non-derivative financial liabilities are based on the agreed repayment dates. The table includes both interest and principal cash flows.

At 31 December 2014

	Weighted				Total
	average				contractual	Total
	effective	On	Within	More than	undiscounted	carrying
	interest rate*	demand	one year	one year	cash flows	amount
	%	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Non-derivative financial liabilities
Trade and other payables	-	594,000	1,367,584	-	1,961,584	1,961,584
Other non-current liabilities	-	-	-	13,881	13,881	13,881
Bank borrowings	2.638	22,106	131,461	16,196	169,763	167,538
Convertible bonds	6.786	-	48,000	2,472,000	2,520,000	2,176,894
		_________	_________	_________	_________	_________
		616,106	1,547,045	2,502,077	4,665,228	4,319,897
Derivatives - net settlement
Foreign exchange forward contracts	-	-	9,297	-	9,297	9,297

At 31 December 2013

	Weighted				Total
	average				contractual	Total
	effective	On	Within	More than	undiscounted	carrying
	interest rate*	demand	one year	one year	cash flows	amount
	%	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Non-derivative financial liabilities
Trade and other payables	-	538,390	1,126,115	-	1,664,505	1,664,505
Other non-current liabilities	-	-	-	18,371	18,371	18,371
Bank borrowings	1.951	421,548	134,920	147,597	704,065	696,162
		_________	_________	_______	_________	_________
		959,938	1,261,035	165,968	2,386,941	2,379,038

*	Weighted average effective interest rate is determined based on the variable interest rates of outstanding bank borrowings at the end of the reporting period.

Bank borrowings with a repayment on demand clause are included in the "on demand" time band in the above maturity analysis. As at 31 December 2014, the aggregate undiscounted principal amounts of these bank borrowings amounted to HK$22,106,000 (2013: HK$421,548,000). Taking into account the Group's financial position, the directors do not believe that it is probable that the banks will exercise their discretionary rights to demand immediate repayment. The directors believe that bank borrowings amounting to

ASM PACIFIC TECHNOLOGY LIMITED

HK$22,106,000 (2013: HK$285,799,000, HK$71,780,000 and HK$63,969,000) will be fully repaid within 4 months (2013: approximately 1 month, 12 months and 16 months, respectively) after the reporting date, in accordance with the scheduled repayment dates set out in the loan agreements. At that time, the aggregate principal and interest cash outflows will amount to HK$22,313,000 (2013: HK$424,287,000).

Fair value of the Group's financial liabilities that are measured at fair value on a recurring basis

Some of the Group's financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets and financial liabilities	Fair value as at		Fair value hierarchy	Valuation techniques and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
	2014	2013

1) Foreign currency forward contracts classified as derivative instruments on the statement of financial position (see note 28)	Liability- HK$9,297,000	Asset- HK$4,225,000	Level 2
Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.
					N/A	N/A

2) Contingent consideration in DEK Acquisition (as defined in note 38) (see note 38)	Nil	N/A	Level 3	Discounted cash flow method was used to capture the present value of the expected future economic benefits that will flow out of the Group arising from the contingent consideration.	Probability that DEK Business (as defined in note 38) will meet the amount of revenue target is approximate to zero (Note).	The higher the probability the higher the fair value.

Note:     A slight increase in the probability that DEK Business will meet the amount of revenue target would result in a significant increase in the fair value measurement of the contingent consideration, and vice versa.

There were no transfers between Level 1 and 2 in both years.

The fair values of the financial liabilities included in the level 2 and level 3 categories above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties.

The directors consider that the carrying amounts of the other financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

ASM PACIFIC TECHNOLOGY LIMITED

7.	TURNOVER

Turnover represents the amounts received or receivable for goods sold to customers during the year, less returns.

8.	SEGMENT INFORMATION

The Group has three (2013: three) operating segments: development, production and sales of (1) back-end equipment,(2) surface mount technology solutions (formerly known as surface mount technology equipment) and (3) materials (formerly known as lead frame). They represent three major types of products manufactured by the Group. The operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by Company's Chief Executive Officer, the chief operating decision maker ("CODM"), for the purpose of allocating resources to segments and assessing their performance. The Group is organized and managed around the three (2013: three) major types of products manufactured by the Group. No operating segments have been aggregated in arriving at reportable segments of the Group.

Segment revenues and results

An analysis of the Group's revenue and results by operating and reportable segment is as follows:

	2014	2013
	HK$'000	HK$'000
Segment revenue from external customers
Back-end equipment	6,803,776	5,200,054
Surface mount technology solutions	5,523,883	3,917,089
Materials	1,901,518	1,724,023

	14,229,177	10,841,166
Segment profit
Back-end equipment	1,372,634	541,310
Surface mount technology solutions	730,891	210,802
Materials	174,053	134,910
	2,277,578	887,022
Interest income	8,794	3,273
Finance costs	(120,512)	(18,563)
Unallocated other income (expenses)	269	(3,176)
Unallocated net foreign exchange gain	86,093	6,054
Unallocated general and administrative expenses	(55,359)	(97,079)
Other expenses	(168,400)	(104,521)

Profit before taxation	2,028,463	673,010

No analysis of the Group's assets and liabilities by operating segments is disclosed as they are not regularly provided to the chief operating decision maker for review.

The accounting policies of the operating segments are the same as the Group's accounting policies described in note 3. Segment results represent the profit before taxation earned by each segment without allocation of interest income, finance costs, unallocated other

ASM PACIFIC TECHNOLOGY LIMITED

income (expenses), unallocated net foreign exchange gain, unallocated general and administrative expenses and other expenses. This is the measure reported to the chief operating decision maker, for the purpose of resource allocation and assessment of segment performance.

All of the segment revenue derived by segments is from external customers.

Other segment information (included in the segment profit or loss or regularly provided to the CODM)

2014

		Surface		Unallocated
		mount		general and
	Back-end	technology		administrative
	equipment	solutions	Materials	expenditure	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts regularly provided to
chief operating decision maker:
Additions of property, plant and
equipment
- Additions during the year	249,901	114,062	49,143	-	413,106
- Arising from acquisition of
subsidiaries	2,085	105,406	-	-	107,491
Additions of intangible assets
- Additions during the year	-	4,333	-	-	4,333
- Arising from acquisition of
subsidiaries	6,985	635,627	-	-	642,612

Amounts included in the measure
of segment profit:
Amortization for intangible assets	1,171	26,738	-	-	27,909
Depreciation of property, plant
and equipment	237,349	70,919	77,010	-	385,278
Depreciation of investment property	1,510	-	-	-	1,510
(Gain) loss on disposal/write-off of
property, plant and equipment	(325)	767	727	-	1,169
Release of prepaid lease payments	691	-	250	-	941
Research and development expenses	632,526	507,427	8,429	-	1,148,382
Share-based payments	112,191	11,162	11,262	11,685	146,300

ASM PACIFIC TECHNOLOGY LIMITED

2013

		Surface		Unallocated
		mount		general and
	Back-end	technology		administrative
	equipment	solutions	Materials	expenditure	Consolidated
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Amounts regularly provided to
chief operating decision maker:
Additions of property, plant and
equipment	179,585	94,518	39,769	-	313,872
Additions to investment property	53	-	-	-	53
Additions of intangible assets	-	3,898	-	-	3,898

Amounts included in the measure
of segment profit:
Amortization for intangible assets	-	10,157	-	-	10,157
Depreciation of property, plant
and equipment	263,745	66,781	81,249	-	411,775
Depreciation of investment property	1,514	-	-	-	1,514
Loss on disposal/write-off of property,
plant and equipment	10,989	99	72	-	11,160
Release of prepaid lease payments	622	-	352	-	974
Research and development expenses	534,700	407,054	6,541	-	948,295
Share-based payments	104,746	8,223	10,662	18,787	142,418

ASM PACIFIC TECHNOLOGY LIMITED

Geographical information

The information of the Group's non-current assets by geographical location of assets are detailed below:

	Non-current assets
	2014	2013
	HK$'000	HK$'000

Mainland China	1,554,238	1,637,805
Europe	843,731	150,406
- Switzerland	618,996	-
- Germany	140,711	145,799
- United Kingdom	67,339	-
- Others	16,685	4,607
Singapore	285,774	227,485
Malaysia	192,158	196,668
Hong Kong	42,750	42,506
Korea	5,468	4,385
Americas	5,374	2,476
- United States of America	4,974	1,430
- Others	400	1,046
Others	3,180	3,585
	2,932,673	2,265,316

Note:	Non-current assets excluded goodwill, deferred tax assets and pledged bank deposits.

ASM PACIFIC TECHNOLOGY LIMITED

The Group's revenue from external customers by location of customers are detailed below:

	Revenue from
	external customers
	2014	2013
	HK$'000	HK$'000

Mainland China	6,126,950	4,669,179
Europe	2,103,924	1,490,296
- Germany	852,601	723,254
- Hungary	162,655	74,497
- Romania	90,141	75,382
- Others	998,527	617,163
Malaysia	1,197,632	921,032
Taiwan	1,174,800	641,683
Americas	1,153,022	1,038,084
- United States of America	763,056	801,940
- Mexico	207,248	165,618
- Others	182,718	70,526
Hong Kong	689,814	686,393
Thailand	471,227	360,952
Philippines	393,154	292,273
Korea	392,021	415,786
Japan	197,151	117,719
Singapore	161,352	159,676
Others	168,130	48,093
	14,229,177	10,841,166

No individual customer contributes to more than 10% of the total revenue of the Group for the year.

9.	RESEARCH AND DEVELOPMENT EXPENSES

Included in research and development expenses are depreciation for property, plant and equipment of HK$31,944,000 (2013: HK$28,644,000), rental of land and buildings under operating leases of HK$25,222,000 (2013: HK$23,900,000) and staff costs of HK$759,853,000 (2013: HK$654,886,000) for the year ended 31 December 2014.

ASM PACIFIC TECHNOLOGY LIMITED

10.    OTHER GAINS AND LOSSES

	2014	2013
	HK$'000	HK$'000
The gains and losses comprise:

Net foreign exchange gains (losses)	118,206	(11,909)
Reversal of legal provision (note 39)	26,372	-
Loss on disposal/write-off of property, plant and equipment	(1,169)	(11,160)
(Loss) gain on fair value change of derivative financial instruments	(32,113)	17,963
Others	716	(2,314)
	_______	_______
	112,012	(7,420)

11.    OTHER EXPENSES

	2014	2013
	HK$'000	HK$'000

Provision for tax-related expense (Note a)	168,400	-
Restructuring costs (Note b)	-	104,521
	_______	_______
	168,400	104,521

Notes:

(a)
As detailed in note 13, the Group continued to receive letters from the Hong Kong Inland Revenue Department ("HKIRD") during the year ended 31 December 2014 seeking information relating to Hong Kong Profits Tax and other tax affairs of certain subsidiaries of the Company. The enquiries might lead to additional tax-related expenses and a provision for tax-related expenses has been charged to profit or loss accordingly.

(b)
Due to the local authorities' redevelopment plans for the Yantian District of Shenzhen, part of the operation of a subsidiary of the Company, Shenzhen ASM Micro Electronic Technology Co., Ltd., was required to move out of its premises located in Yantian District by October 2014. The Group announced the details of the relocation and compensation plan to the affected employees in October 2013. In connection with this plant relocation, the Group recorded HK$104,521,000 restructuring costs for the year ended 31 December 2013, which primarily relates to severance payments of HK$74,367,000 and incentive payments and other compensation of HK$24,020,000 to employees for relocation to new premises of the Group.

ASM PACIFIC TECHNOLOGY LIMITED

12.    FINANCE COSTS

	2014	2013
	HK$'000	HK$'000

Interest on convertible bonds (note 37)	107,826	-
Interest on bank borrowings wholly repayable within
five years	8,867	14,962
Others	3,819	3,601
Total borrowing costs	120,512	18,563

13.	INCOME TAX EXPENSE

	2014	2013
	HK$'000	HK$'000
The charge (credit) comprises:

Current tax:
Hong Kong	43,731	38,859
PRC Enterprise Income Tax	81,838	72,304
Other jurisdictions	294,435	87,664
	420,004	198,827

Under(over)provision in prior years:
Hong Kong	34,295	(30)
PRC Enterprise Income Tax	248	2,086
Other jurisdictions	3,445	(9,750)
	37,988	(7,694)

Deferred tax credit (note 36)
Current year	(29,483)	(76,712)

	428,509	114,421

(a)	Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both years.

(b)
Under the Law of the People's Republic of China (the "PRC") on Enterprise Income Tax (the "EIT Law") and Implementation Regulations of the EIT Law, the Enterprise Income Tax rate of the Group's subsidiaries in the PRC is 25% (2013: 25%).

(c)
On 12 July 2010, the Singapore Economic Development Board ("EDB") granted a Pioneer Certificate ("PC") to ASM Technology Singapore Pte Ltd. ("ATS"), a principal subsidiary of the Company, to the effect that profits arising from certain new back-end equipment and lead frame products are exempted from tax for a period of 10 years effective from the dates commenced between 1 June 2010 and 1 January 2012 across specified products, subject to fulfillment of certain criteria during the relevant periods. EDB also granted a 5-year Development and Expansion Incentive ("DEI") to ATS to the effect that profits arising from certain existing products are subject to tax at a concessionary tax rate of 10% for a period of 5 years from 1 January 2011, subject to the fulfillment of certain criteria during the relevant period.

ASM PACIFIC TECHNOLOGY LIMITED

On the same date, EDB also granted ATS an International Headquarters Award ("IHA") to the effect that certain income arising from qualifying activities conducted by ATS, excluding income from business transactions with companies or end customers in Singapore, are subject to a concessionary tax rate of 5% for a period of 10 years from 1 January 2011, subject to fulfillment of certain criteria during the relevant period.

Income of ATS arising from activities not covered under the abovementioned incentives is taxed at the prevailing corporate tax rate in Singapore of 17% (2013: 17%).

(d)
The calculation of current tax of the Group's subsidiaries in Germany is based on a corporate income tax rate of 15.00% plus 5.50% solidarity surcharge thereon for the assessable profit for the year. In addition to corporate income tax, trade tax is levied on taxable income. The applicable German trade tax (local income tax) rate was 17.00%. Thus the aggregate tax rate amounts to 32.825% (2013: 32.825%).

(e)	Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax charge for the year can be reconciled to the profit before taxation in the consolidated statement of profit or loss and other comprehensive income as follows:

	2014	2013
	HK$'000	HK$'000

Profit before taxation	2,028,463	673,010

Tax at the domestic income tax rate of 16.5% (2013: 16.5%)	334,696	111,047
Tax effect of expenses not deductible in determining
taxable profit	75,222	34,870
Tax effect of income not taxable in determining
taxable profit	(6,461)	(9,639)
Tax effect of tax losses not recognized	18,207	2,857
Tax effect of utilization of tax losses/temporary difference
previously not recognized	(57,068)	(44,170)
Recognition of deferred tax arising from tax losses
previously not recognized	-	(25,539)
Effect of different tax rates of subsidiaries operating
in other jurisdictions	154,126	56,117
Effect of tax exemption and concessions under
PC, DEI and IHA granted by EDB	(119,456)	(10,836)
Under(over)provision in prior years	37,988	(7,694)
Others	(8,745)	7,408
Tax charge for the year	428,509	114,421

Note:	The income tax rate (which is the Hong Kong Profits Tax rate) in the jurisdiction where one of the major operations of the Group is substantially based is used.

ASM PACIFIC TECHNOLOGY LIMITED

The Group continued to receive letters from the HKIRD during the year ended 31 December 2014 seeking information relating to Hong Kong Profits Tax and other tax affairs of certain subsidiaries of the Company. The enquiries might lead to additional tax being charged on profits from some overseas subsidiaries that have not previously been included in the scope of charge for Hong Kong Profits Tax or tax adjustments to companies currently subject to Hong Kong Profits Tax. As at 31 December 2014, the Group purchased tax reserve certificates amounting to HK$323,829,000 (2013: HK$298,529,000), as disclosed in note 27.

Based on legal and other professional advice that the Company has sought, the directors continued to be of the opinion that sufficient provision for taxation has been made in the consolidated financial statements.

14.	PROFIT FOR THE YEAR

	2014	2013
	HK$'000	HK$'000
Profit for the year has been arrived at after charging (crediting):

Minimum lease payments under operating leases
- Land and buildings	219,835	187,867
- Motor vehicles and others	13,046	9,713
	232,881	197,580

Directors' remunerations (note 15)	30,658	35,622
Salaries, wages, bonus and other benefits	3,576,308	2,973,590
Pension costs, excluding directors	204,191	189,118
Share-based payments under the Employee Share Incentive
Scheme	130,442	119,596
Total staff costs	3,941,599	3,317,926

Auditor's remuneration	13,025	9,913

Depreciation for property, plant and equipment	385,278	411,775
Depreciation for investment property	1,510	1,514
Amortization for intangible assets
- Included in selling and distribution expenses	10,392	—
- Included in cost of sales	17,517	10,157
Release of prepaid lease payments	941	974
Release of land license fee	2,216	2,970
	417,854	427,390
Government grants (Note)	(55,559)	(29,041)
Interest income on bank deposits	(8,794)	(3,273)

Note:
Government grants for the year ended 31 December 2014 included an amount of HK$52,403,000 (2013: HK$17,602,000) which is government subsidy received from local authority in the PRC relating to import of high technology products. Government grants for the year ended 31 December 2013 included an amount of HK$5,303,000 which was government grants related to product development project under the Innovation Development Scheme in Singapore, such amount had been deducted in research and development expenses incurred for the year ended 31 December 2013.

ASM PACIFIC TECHNOLOGY LIMITED

15.	DIRECTORS' AND CHIEF EXECUTIVE'S EMOLUMENTS

The emoluments paid or payable to each of the ten (2013: twelve) directors and the chief executive were as follows:

	Year ended 31 December 2014

	Directors									Director and chief executive	Total
			Petrus		Robin				Tang
		Charles	Antonius	Chow	Gerard		Lok Kam		Koon
	Arthur H.	Dean del	Maria van	Chuen,	Ng	Orasa	Chong,	Wong	Hung,	Lee Wai
	del Prado	Prado	Bommel	James	Cher Tat	Livasiri	John	Hon Yee	Eric	Kwong
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
										(Note d)

Fees	450	350	300	-	-	450	450	300	384	-	2,684
Other emoluments
Salaries and other benefits	-	-	-	8,008	4,255	-	-	-	-	13,357	25,620
Contributions to retirement benefits schemes	-	-	-	329	121	-	-	-	-	158	608
Performance related incentive bonus payments (Note a)	-	-	-	733	151	-	-	-	-	862	1,746
Total emoluments	450	350	300	9,070	4,527	450	450	300	384	14,377	30,658

	Year ended 31 December 2013

	Directors											Director and chief executive	Total
			Petrus			Robin					Tang
		Charles	Antonius	Lo	Chow	Gerard		Lee	Lok Kam		Koon
	Arthur H.	Dean del	Maria van	Tsan Yin,	Chuen,	Ng	Orasa	Shiu Hung,	Chong,	Wong	Hung,	Lee Wai
	del Prado	Prado	Bommel	Peter	James	Cher Tat	Livasiri	Robert	John	Hon Yee	Eric	Kwong
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
				(Note b)				(Note b)			(Note c)	(Note d)

Fees	450	350	300	-	-	-	450	129	450	304	204	-	2,637
Other emoluments
Salaries and other benefits	-	-	-	2,024	8,207	3,668	-	-	-	-	-	13,707	27,606
Contributions to retirement benefits schemes	-	-	-	5	323	125	-	-	-	-	-	250	703
Performance related incentive bonus payments (Note a)	-	-	-	1,733	1,213	293	-	-	-	-	-	1,437	4,676
Total emoluments	450	350	300	3,762	9,743	4,086	450	129	450	304	204	15,394	35,622

Notes:

(a)	The performance related incentive bonus payments are determined with reference to the operating results, individual performance and comparable market statistics in both years.

(b)	Retired as directors on 26 April 2013.

(c)	Appointed on 26 April 2013.

(d)	Mr. Lee Wai Kwong is also the chief executive of the Company and his emoluments disclosed above include those for services rendered by him as the chief executive.

During the year ended 31 December 2014, 211,100 Awarded Shares were granted to certain executive directors under the Employee Share Incentive Scheme (the "Scheme"). The fair value of these shares purchased during the year amounting to HK$15,858,000 was determined with reference to the cost of purchase from the market including transaction costs, was included in salaries and other benefits above. The market value for these Awarded Shares as at their vesting date was amounted to HK$15,790,000, which was

ASM PACIFIC TECHNOLOGY LIMITED

calculated with reference to the closest trading price of the Company's share of HK$74.80 per share. For details regarding the Awarded Shares, please refer to note 34.

During the year ended 31 December 2013, 263,200 Awarded Shares were granted to certain executive directors under the Scheme. The fair value of these shares purchased during the year amounting to HK$22,822,000 was determined with reference to the cost of purchase from the market including transaction costs, was included in salaries and other benefits above. The market value for these Awarded Shares as at their vesting date was amounted to HK$16,661,000, which was calculated with reference to the closest trading price of the Company's share of HK$63.35 per share.

No directors waived any emoluments in both years.

16.    EMPLOYEES' EMOLUMENTS

During the year ended 31 December 2014, the five highest paid individuals included three directors, details of whose emoluments are set out in note 15. During the year ended 31 December 2013, the five highest paid individuals included two directors and Mr. Lo Tsan Yin, Peter, a former director who retired as director on 26 April 2013. The emoluments of the remaining two individuals (2013: Mr. Lo Tsan Yin, Peter and the remaining two individuals) were as follows:

	2014	2013
	HK$'000	HK$'000

Salaries and other benefits	8,968	18,688
Contributions to retirement benefits schemes	538	906
Performance related incentive bonus payments	764	558
	10,270	20,152

For the year ended 31 December 2014, 54,600 shares of the Company were granted and vested to the two relevant highest paid employees under the Scheme. For the year ended 31 December 2013, 126,400 shares of the Company were granted and vested to the two relevant highest paid employees and Mr. Lo Tsan Yin, Peter under the Scheme.

At 31 December 2014, the fair value of these shares amounting to HK$3,778,320 (2013: HK$10,038,000) at the grant date was included in salaries and other benefits above.

Their emoluments were within the following bands:

	Number of employees
	2014	2013

HK$4,000,001 to HK$4,500,000	1	-
HK$4,500,001 to HK$5,000,000	-	1
HK$6,000,001 to HK$6,500,000	1	-
HK$6,500,001 to HK$7,000,000	-	1
HK$8,500,001 to HK$9,000,000	-	1

ASM PACIFIC TECHNOLOGY LIMITED

17.	DIVIDENDS

	2014	2013
	HK$'000	HK$'000
Dividend recognized as distribution during the year
Interim dividend paid for 2014 of HK$0.80 (2013: HK$0.35)
per share on 400,633,700 (2013: 399,244,500) shares	320,507	139,736
Final dividend paid for 2013 of HK$0.50
(2013: final dividend paid for 2012 of HK$0.30) per share
on 400,633,700 (2013: 399,244,500) shares	200,317	119,773
	520,824	259,509

	2014	2013
	HK$'000	HK$'000
Dividend proposed after the year end
Proposed final dividend for 2014 of HK$1.30
(2013: HK$0.50) per share on 402,518,700
(2013: 400,633,700) shares	523,274	200,317

The final dividend of HK$1.30 (2013: final dividend of HK$0.50) per share in respect of the year ended 31 December 2014 has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

18.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	2014	2013
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted
earnings per share (Profit for the year)	1,599,954	558,589

	Number of shares
	(in thousands)
Weighted average number of ordinary shares for the
purpose of basic earnings per share	400,566	399,115
Effect of dilutive potential shares from the Scheme	1,556	1,240

Weighted average number of ordinary shares for the
purpose of diluted earnings per share	402,122	400,355

Note:
The computation of diluted earnings per share for the year ended 31 December 2014 did not assume the conversion of the Company's outstanding convertible bonds because the assumed conversion would result in an increase in earnings per share.

ASM PACIFIC TECHNOLOGY LIMITED

19.	PROPERTY, PLANT AND EQUIPMENT

	Freehold
	land	Buildings			Furniture,	Construction
	outside	outside	Leasehold	Plant and	fixtures and	in
	Hong Kong	Hong Kong	improvements	machinery	equipment	progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST
At 1 January 2013	-	746,920	599,810	3,323,440	39,271	27,938	4,737,379
Currency realignment	-	4,134	(1,486)	(12,894)	(190)	248	(10,188)
Additions	-	-	60,665	222,543	955	29,709	313,872
Disposals	-	-	(2,156)	(30,226)	(33)	-	(32,415)
Write-off	-	-	(13,431)	(82,485)	(2,528)	-	(98,444)
Transfer	-	53,916	-	-	-	(53,916)	-
At 31 December 2013	-	804,970	643,402	3,420,378	37,475	3,979	4,910,204
Currency realignment	(281)	(9,449)	187	(41,349)	(879)	(4)	(51,775)
Acquisitions of subsidiaries
(note 38)	16,511	19,944	9,703	50,150	11,183	-	107,491
Additions	-	1,219	108,166	255,989	7,164	40,568	413,106
Disposals	-	-	(2,701)	(81,594)	(178)	-	(84,473)
Write-off	-	-	(111,021)	(21,443)	(1,793)	-	(134,257)
Transfer	-	24,003	-	-	-	(24,003)	-
At 31 December 2014	16,230	840,687	647,736	3,582,131	52,972	20,540	5,160,296

DEPRECIATION AND
IMPAIRMENT
At 1 January 2013	-	205,399	436,584	1,965,217	24,564	-	2,631,764
Currency realignment	-	(3,076)	(2,653)	(17,493)	(241)	-	(23,463)
Provided for the year	-	23,227	96,288	289,594	2,666	-	411,775
Eliminated on disposals	-	-	(1,893)	(22,254)	(31)	-	(24,178)
Eliminated on write-off	-	-	(9,806)	(74,815)	(1,873)	-	(86,494)
At 31 December 2013	-	225,550	518,520	2,140,249	25,085	-	2,909,404
Currency realignment	-	(3,197)	977	(12,943)	(267)	-	(15,430)
Provided for the year	-	26,534	75,406	277,070	6,268	-	385,278
Eliminated on disposals	-	-	(2,687)	(58,836)	(129)	-	(61,652)
Eliminated on write-off	-	-	(110,577)	(18,635)	(1,581)	-	(130,793)
At 31 December 2014	-	248,887	481,639	2,326,905	29,376	-	3,086,807

CARRYING VALUES
At 31 December 2014	16,230	591,800	166,097	1,255,226	23,596	20,540	2,073,489

At 31 December 2013	-	579,420	124,882	1,280,129	12,390	3,979	2,000,800

The above items of property, plant and equipment, except for freehold land are depreciated on a straight-line basis at the following rates per annum:

Buildings	2% to 4.5%
Leasehold improvements	10% to 33 1/3%
Plant and machinery	10% to 33 1/3%
Furniture, fixtures and equipment	10% to 20%

As at 31 December 2013 and 2014, the directors are of the opinion that there is neither any indicator of additional impairment nor any indicator that impairment previously recorded should be reversed.

ASM PACIFIC TECHNOLOGY LIMITED

20.	INVESTMENT PROPERTY

HK$'000
COST
At 1 January 2013	70,969
Currency realignment	2,221
Additions	53
At 31 December 2013	73,243
Currency realignment	(247)
At 31 December 2014	72,996

DEPRECIATION
At 1 January 2013	1,468
Currency realignment	46
Provided for the year	1,514
At 31 December 2013	3,028
Currency realignment	(9)
Provided for the year	1,510
At 31 December 2014	4,529

CARRYING VALUES
At 31 December 2014	68,467

At 31 December 2013	70,215

The Group's property interests held to earn rentals or for capital appreciation purposes are measured using the cost model and are classified and accounted for as investment property.

The fair value of the Group's investment property at 31 December 2014 was HK$114,084,000 (2013: HK$114,471,000). The fair value has been arrived at based on a valuation carried out by DTZ Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group with appropriate qualifications and recent experiences in the valuation of similar properties in the relevant location. The valuation was arrived at by reference to market evidence of transaction prices for similar properties. There has been no change from the valuation technique used in the prior year.

In estimating the fair value of the property, the highest and best use of the properties is their current use. Details of the Group's investment property and information about the fair value hierarchy as at 31 December 2014 is as follows:

		Fair value
		as at
	Level 3	31.12.2014
	HK$'000	HK$'000

Research and development centre located in the PRC	114,084	114,084

Investment property is depreciated over the lease term of 48 years on a straight-line basis.

ASM PACIFIC TECHNOLOGY LIMITED

21.	GOODWILL

HK$'000
COST
At 1 January 2013 and 31 December 2013	-
Arising on acquisitions of subsidiaries (note 38)	405,349
Currency realignment	303
At 31 December 2014	405,652

IMPAIRMENT
At 1 January 2013, 31 December 2013 and 31 December 2014	-

CARRYING VALUE
At 31 December 2014	405,652

At 31 December 2013	-

Particulars regarding impairment testing on goodwill are disclosed in note 22.

22.	IMPAIRMENT TESTING ON GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE USEFUL LIVES

For the purposes of impairment testing, goodwill and intangible assets with indefinite useful lives set out in notes 21 and 23, respectively, have been allocated to group of cash generating units ("CGUs"), comprising certain subsidiaries in the surface mount technology solutions segment. The carrying amounts of goodwill and trade name as at 31 December 2014 allocated to this group of CGUs are as follows:

	Goodwill	Trade name
	HK$'000	HK$'000

Surface mount technology solutions - Printing business	405,652	244,792

During the year ended 31 December 2014, management of the Group determines that there are no impairments of its CGUs containing goodwill or trade name with indefinite useful lives.

The basis of the recoverable amounts of the above CGUs and their major underlying assumptions are summarized below:

Printing business

The recoverable amount of this unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by the directors covering a five-year period, and discount rate of 16%. The cash flows beyond the five-year period are extrapolated using a steady 2.5% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the unit's past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of Printing business to exceed the aggregate recoverable amount of Printing business.

ASM PACIFIC TECHNOLOGY LIMITED

23.	INTANGIBLE ASSETS

	Sales backlog	Trade name	Technology	Customer bases	Licenses and similar rights	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
COST
At 1 January 2013	-	-	-	-	36,128	36,128
Currency realignment	-	-	-	-	1,651	1,651
Additions	-	-	-	-	3,898	3,898
At 31 December 2013	-	-	-	-	41,677	41,677
Currency realignment	2	183	(573)	162	(4,940)	(5,166)
Acquisitions of subsidiaries
(note 38)	2,635	244,609	178,273	217,095	-	642,612
Additions	-	-	-	-	4,333	4,333
At 31 December 2014	2,637	244,792	177,700	217,257	41,070	683,456

AMORTIZATION
At 1 January 2013	-	-	-	-	20,915	20,915
Currency realignment	-	-	-	-	955	955
Charge for the year	-	-	-	-	10,157	10,157
At 31 December 2013	-	-	-	-	32,027	32,027
Currency realignment	-	-	-	-	(3,818)	(3,818)
Charge for the year	2,637	-	9,742	7,757	7,773	27,909
At 31 December 2014	2,637	-	9,742	7,757	35,982	56,118

CARRYING VALUES
At 31 December 2014	-	244,792	167,958	209,500	5,088	627,338

At 31 December 2013	-	-	-	-	9,650	9,650

The intangible assets represent sales backlog, trade name, technology, customer bases and licenses and similar rights of softwares for machines used in production.

The trade name is with indefinite useful live and the other intangible assets are amortized on a straight-line basis at below rates per annum:

Sales backlog	Sales backlog
Technology	10%
Customer bases	7%
Licenses and similar rights	20% to 33⅓%

ASM PACIFIC TECHNOLOGY LIMITED

24.	PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent property interests in leasehold land outside Hong Kong under medium-term leases.

Analyzed for reporting purposes as:
	2014	2013
	HK$'000	HK$'000

Current	941	974
Non-current	25,587	25,587
	26,528	27,957

25.	PLEDGED BANK DEPOSITS

Pursuant to the Master Sale and Purchase Agreement of the acquisition entered into between Siemens Aktiengesellschaft ("Siemens AG") and the Company (the "MSP Agreement") in connection with the acquisition of the entire equity interest of 13 direct and indirect subsidiaries of Siemens AG ("ASM AS Entities") in 2011 which principal activities are development, production, sale and service of surface mount technology placement machines, the Group provided a bank guarantee to Siemens AG upon completion of the acquisition for the purpose of securing certain obligations of the Group in accordance with the MSP Agreement in an amount of EUR20,000,000. At 31 December 2014, a bank deposit amounting to EUR20,000,000 (equivalent to approximately HK$188,340,000 (2013: approximately HK$213,866,000)) is pledged for the purpose of securing the bank guarantee. The pledged bank deposit was released in January 2015. The remaining pledged bank deposits at 31 December 2014 mainly represent bank deposits pledged for lease arrangement and performance guarantee for certain subsidiaries.

The pledged bank deposit carried interest at a market rate of 0.1% (2013: 0.1%) per annum for the year ended 31 December 2014.

26.	INVENTORIES

	2014	2013
	HK$'000	HK$'000

Raw materials	842,960	786,397
Work in progress	2,083,966	1,697,769
Finished goods	959,214	751,953
	3,886,140	3,236,119

ASM PACIFIC TECHNOLOGY LIMITED

27.	TRADE AND OTHER RECEIVABLES

	2014	2013
	HK$'000	HK$'000

Trade receivables (Note a)	3,385,276	2,475,927
Amount recoverable from Siemens AG (Note b)	33,001	52,741
Value added tax recoverable	214,525	170,132
Tax reserve certificate recoverable	323,829	298,529
Other receivables, deposits and prepayments	170,241	135,188
	4,126,872	3,132,517
Less: Non-current rental deposits paid shown under
non-current assets	(7,332)	(16,719)
	4,119,540	3,115,798

The following is an aging analysis of trade receivables presented based on the due date at the end of the reporting period:

	2014	2013
	HK$'000	HK$'000

Not yet due	2,751,032	1,939,899
Overdue within 30 days	353,222	234,819
Overdue within 31 to 60 days	161,519	108,539
Overdue within 61 to 90 days	53,047	75,499
Overdue over 90 days	66,456	117,171
	3,385,276	2,475,927

Notes:

(a)	The amount included notes receivables amounting to HK$457,333,000 (2013: HK$469,411,000).

(b)
Pursuant to the MSP Agreement, Siemens AG undertakes to pay to the Group such amount as is necessary to indemnify ASM AS Entities from and against any and all taxes imposed to ASM AS Entities relating to any taxable periods beginning before and ending before or after 7 January 2011 while Siemens AG was the beneficial owner. The amount recoverable from Siemens AG represents the aggregate amount of the tax liabilities of ASM AS Entities covered under the tax indemnity and is therefore recoverable from Siemens AG. It is due for settlement once the Group pays the related taxes and received the tax demand notes from tax authorities. Amount of HK$15,126,000 was settled in 2014 and the remaining is expected to be settled in 2015.

Credit policy:

Payment terms with customers are mainly on credit together with deposits received in advance. Invoices are normally payable within 30 days to 60 days of issuance, except for certain well established customers, where the terms are extended to 3 to 4 months or more. Each customer has a pre-set maximum credit limit.

ASM PACIFIC TECHNOLOGY LIMITED

Included in the Group's trade receivables are amounts totaling HK$634,244,000 (2013: HK$536,028,000) which are past due at the reporting date for which the Group has not provided for impairment loss. Based on the historical experiences of the Group, those trade receivables that are past due but not impaired are generally recoverable. The trade and other receivables that are neither past due nor impaired are of good credit quality because of satisfactory repayment history.

28.	DERIVATIVE FINANCIAL INSTRUMENTS

	2014		2013
	Assets	Liabilities	Assets	Liabilities
	HK$'000	HK$'000	HK$'000	HK$'000

Foreign currency forward contracts	-	9,297	4,225	-

The foreign currency forward contracts were mainly related to the purchase of Euros and the sale of US dollar at contract rates ranging from US$1.2365 to US$1.3293 (2013: US$1.3255 to US$1.3480) per one Euro with future maturity dates ranging from 22 January 2015 to 19 May 2015 (2013: 27 January 2014 to 24 April 2014) at an aggregate notional amount of US$21,600,000, equivalent to approximately HK$203,407,000 (2013: US$20,100,000, equivalent to approximately HK$155,851,000).

29.	BANK BALANCES AND CASH

Bank balances, current and fixed deposits carry interest at market rates which ranges from 0% to 3.30% (2013: 0.001% to 2.45%) per annum.

ASM PACIFIC TECHNOLOGY LIMITED

30.	TRADE AND OTHER PAYABLES

	2014	2013
	HK$'000	HK$'000

Trade payables	1,373,839	1,161,150
Amounts due to subsidiaries of a shareholder
- trade (Note)	-	119
Accrued salaries and wages	262,946	243,030
Other accrued charges	560,069	382,621
Deposits received from customers	372,169	259,192
Accrual for tax-related expense (note 11)	168,400	-
Payables arising from acquisition of property,
plant and equipment	110,284	73,073
Other payables	115,456	69,035
	2,963,163	2,188,220
Less: Non-current other liabilities and accruals	(44,705)	(36,410)
	2,918,458	2,151,810

The following is an aging analysis of trade payables presented based on the due date at the end of the reporting period:

	2014	2013
	HK$'000	HK$'000

Not yet due	779,839	622,760
Overdue within 30 days	302,062	228,622
Overdue within 31 to 60 days	166,269	147,766
Overdue within 61 to 90 days	70,524	87,837
Overdue over 90 days	55,145	74,165
	1,373,839	1,161,150

Note:
Balance represented amounts due to subsidiaries of a shareholder of the Company, ASM International N.V., which were mainly not yet due, unsecured, non-interest bearing and repayable according to normal trade terms. Such amount was fully settled in current year.

The average credit period on purchases of goods ranges from 30 to 90 days. The Group has financial risk management policies in place to ensure that all payables are settled within the credit timeframe.

ASM PACIFIC TECHNOLOGY LIMITED

31.	PROVISIONS

The Group's provisions are analyzed for reporting purposes as:

	2014	2013
	HK$'000	HK$'000

Current	354,170	348,901
Non-current	61,360	85,224
	415,530	434,125

The Group's provisions mainly comprise warranty provision of HK$393,352,000 (2013: HK$376,673,000) and restructuring provision of HK$4,970,000 (2013: HK$47,454,000). The movement of the warranty provision and restructuring provision are as follows:

	Warranty	Restructuring
	provision	provision
	HK$'000	HK$'000

At 1 January 2013	362,349	-
Currency realignment	12,040	-
Additions	314,732	104,521
Utilization	(273,837)	(57,067)
Reversal	(38,611)	-
At 31 December 2013	376,673	47,454
Currency realignment	(19,768)	(160)
Acquisition of subsidiaries (note 38)	5,601	-
Additions	260,883	-
Utilization	(217,566)	(42,324)
Reversal	(12,471)	-
At 31 December 2014	393,352	4,970

The warranty provision represents management's best estimate of the Group's liability under 2-year warranty period for back-end equipment and surface mount technology equipment based on prior experience and industry averages for defective products. See note 11 for details of the restructuring provision.

ASM PACIFIC TECHNOLOGY LIMITED

32.	BANK BORROWINGS

	2014	2013
	HK$'000	HK$'000
Carrying amount repayable:

Within one year (Note)	151,379	486,809
More than one year, but not exceeding two years	16,159	129,230
More than two years, but not more than five years	-	16,154
	167,538	632,193
Carrying amount of bank loans that are not
repayable within one year from the end of
the reporting period that contains a repayment
on demand clause (shown under current liabilities)	-	63,969
	167,538	696,162
Less: Amounts due within one year shown under
current liabilities	(151,379)	(550,778)
Amounts shown under non-current liabilities	16,159	145,384

Note:	The amount includes bank loans amounting HK$22,106,000 (2013: HK$357,579,000) that contains a repayment on demand clause.

At 31 December 2014, all bank borrowings bear interest at LIBOR plus a margin per annum, at a weighted average effective interest rate of 2.638% (2013: 1.951%) per annum.

33.	SHARE CAPITAL OF THE COMPANY

	Number of shares		Share capital
	2014	2013	2014	2013
	'000	'000	HK$'000	HK$'000
Issued and fully paid:

At 1 January	400,633	399,244	40,063	39,925
Shares issued under the Scheme	1,885	1,389	189	138
At 31 December	402,518	400,633	40,252	40,063

The authorized share capital of the Company is HK$50 million, comprising 500 million shares of HK$0.10 each.

During the year, 1,885,000 (2013: 1,389,200) shares were issued at par to eligible employees and members of management under the Employee Share Incentive Scheme.

ASM PACIFIC TECHNOLOGY LIMITED

34.	EMPLOYEE SHARE INCENTIVE SCHEME

The Scheme is for the benefit of the Group's employees and members of management and has a life of 10 years starting from March 1990. On 25 June 1999, at an extraordinary general meeting of the Company, the shareholders approved to extend the period of the Scheme for a further term of 10 years up to 23 March 2010 and allow up to 5% of the issued share capital of the Company from time to time, excluding any shares of the Company subscribed for or purchased pursuant to the Scheme since 23 March 1990, to be subscribed for or purchased pursuant to the Scheme during the extended period.

At the annual general meeting of the Company held on 24 April 2009, the shareholders approved to extend the period of the Scheme for a term of a further 10 years up to 23 March 2020 and allow up to 7.5% of the issued share capital of the Company from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme during such extended period and that no more than 3.5% of the issued share capital of the Company from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme for the period from 24 March 2010 to 23 March 2015.

On 28 March 2012 (the "Adoption Date"), a Share Award Scheme (the "Share Award Scheme") was adopted by the Company to establish a trust to purchase shares of the Company for the benefit of employees and the directors of the Company and its subsidiaries under the Employee Share Incentive Scheme. The scheme is valid and effective for a period of 8 years commencing from the Adoption Date. Pursuant to the rules of the scheme, the Company has appointed a trustee, Law Debenture Trust (Asia) Limited, for purpose of administering the scheme and holding the awarded shares.

On 22 March 2013, the directors resolved to grant, and the Company granted, a total of 1,678,000 shares ("2013 Incentive Shares") in the Company to certain employees and members of the management of the Group who shall remain employment within the Group upon expiration of the defined qualification period. On the same date, 263,200 shares ("2013 Awarded Shares") were allocated from the 2013 Incentive Shares as the 2013 Awarded Shares. The vesting period of such grant, which is the qualification period, was from 22 March 2013 to 16 December 2013.

On 16 December 2013, 1,389,200 shares of the 2013 Incentive Shares were issued and 25,600 shares were forfeited and unallocated by the Company. 263,200 shares of the 2013 Awarded Shares were vested on the same date.

On 25 March 2014, the directors resolved to grant, and the Company granted, a total of 2,137,800 shares ("2014 Incentive Shares") in the Company to certain employees and members of the management of the Group who shall remain employment within the Group upon expiration of the defined qualification period. On the same date, 211,100 shares ("2014 Awarded Shares") were allocated from the 2014 Incentive Shares as the 2014 Awarded Shares. The vesting period of such grant, which is the qualification period, was from 25 March 2014 to 15 December 2014.

On 15 December 2014, 1,885,000 shares of the 2014 Incentive Shares were issued and 41,700 shares were forfeited and unallocated by the Company. 211,100 shares of the 2014 Awarded Shares were vested on the same date.

ASM PACIFIC TECHNOLOGY LIMITED

The fair value of the 2013 Incentive Shares and 2014 Incentive Shares granted was determined with reference to market value of the shares at the grant date taking into account the exclusion of the expected dividends as the employees are not entitled to receive dividends paid during the vesting period, while for the 2014 Awarded Shares, its fair value of HK$15,858,000 (2013 Awarded Shares: HK$22,822,000) was determined with reference to the cost of purchase from the market including transaction costs, which is not significantly different from the fair value at the grant date. The total estimated fair value of the 2014 Incentive Shares and the 2014 Awarded Shares at the grant date amounted to HK$146,300,000 (2013: HK$142,418,000) charged to profit or loss.

Movement of the shares granted to employees and members of the management of the Group under the Employee Share Incentive Scheme:

Number of
Shares
'000

Outstanding as at 1 January 2013	-
Shares granted on 22 March 2013	1,678
Allocated as Awarded Shares on 22 March 2013 (Note)	(263)
Shares entitlement forfeited on 16 December 2013	(26)
Shares issued on 16 December 2013	(1,389)
Outstanding as at 31 December 2013 and 1 January 2014	-
Shares granted on 25 March 2014	2,138
Allocated as Awarded Shares on 25 March 2014 (Note)	(211)
Shares entitlement forfeited on 15 December 2014	(42)
Shares issued on 15 December 2014	(1,885)
Outstanding as at 31 December 2014	-

Note:	Movement of Awarded Shares purchased is as follows:

	Number
	of shares	Cost of
	purchased	purchase
	'000	HK$'000

At 1 January 2013	-	-
Shares purchased from the market during the year	263	22,822
Awarded Shares vested	(263)	(22,822)
At 31 December 2013 and 1 January 2014	-	-
Shares purchased from the market during the year	211	15,858
Awarded Shares vested	(211)	(15,858)
At 31 December 2014	-	-

ASM PACIFIC TECHNOLOGY LIMITED

35.	RETIREMENT BENEFIT PLANS

Defined contribution plans

The Group has retirement plans covering a substantial portion of its employees. The principal plans are defined contribution plans.

The plans for employees in Hong Kong are registered under the Occupational Retirement Schemes Ordinance ("ORSO Scheme") and a Mandatory Provident Fund Scheme ("MPF Scheme") established under the Mandatory Provident Fund Schemes Ordinance in December 2000. The assets of the schemes are held separately from those of the Group in funds under the control of trustees.

The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 12.5% of the employee's basic salary, depending on the length of services with the Group.

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs to the MPF Scheme subject only to the maximum level of payroll costs which has been increased from HK$20,000 to HK$25,000 with effective from 1 June 2012 and further increased from HK$25,000 to HK$30,000 with effective from 1 June 2014 per employee, which contribution is matched by the employees.

The employees of the Group in Mainland China, Singapore and Malaysia are members of state-managed retirement benefit schemes operated by the relevant governments. The Group is required to contribute a certain percentage of payroll costs to these schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions. The assets of the schemes are held separately from those of the Group in funds under the control of trustees, and in the case of Singapore and Malaysia, by the Central Provident Fund Board of Singapore and Employee Provident Fund of Malaysia respectively.

The amount charged to profit or loss of HK$177,597,000 (2013: HK$159,666,000) represents contributions paid or payable to the plans by the Group at rates specified in the rules of the plans less forfeitures of HK$72,000 (2013: HK$20,000) arising from employees leaving the Group prior to completion of qualifying service period.

At 31 December 2014 and 2013, there were no forfeited contributions which arose upon employees leaving the retirement plans and which are available to reduce the contributions payable in the future years.

Defined benefit plans

Certain ASM AS Entities operate funded defined benefits pension scheme for all their qualified employees.

Pension benefits provided by ASM AS Entities are currently organized primarily through defined benefit pension plans which cover virtually all German employees and certain foreign employees of ASM AS Entities.

ASM PACIFIC TECHNOLOGY LIMITED

Furthermore, ASM AS Entities provide other post-employment benefits, which consist of transition payments and death benefits to German employees after retirement. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under HKFRSs.

The plan of ASM AS Entities exposes the Group to actuarial risks such as investment risk, interest rate risk and longevity risk.

Investment risk
The present value of the defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan asset is below this rate, it will create a plan deficit. Currently the plan has a relatively balanced investment in equity securities and debt instruments. Due to the long-term nature of the plan liabilities, the board of the pension fund considers it appropriate that a reasonable portion of the plan assets should be invested in equity securities to leverage the return generated by the fund.

Interest rate risk
A decrease in the bond interest rate will increase the plan liability; however, this will be partially offset by an increase in the return on the plan's debt investments.

Longevity risk
The present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan's liability.

Defined benefit plans determine the entitlements of their beneficiaries. An employee's final benefit entitlement at regular retirement age may be higher than the fixed benefits at the reporting date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation ("DBO"), which is calculated with consideration of future compensation increases by actuaries. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the reporting date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases. The most recent actuarial valuation of the DBO plan in Germany was carried out at 31 December 2014 by independent qualified actuaries, Aon Hewitt GmbH, a member of the International Actuarial Association.

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost, is recognized as a pension liability or prepaid pension asset.

ASM PACIFIC TECHNOLOGY LIMITED

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	31 December
	2014	2013

Discount rate	2.40%	3.70%
Average longevity at retirement age	63 years	63 years
Expected rate of compensation increase	2.25%	2.25%
Expected rate of pension progression	1.75%	1.75%

The amount included in the consolidated statement of financial position arising from the Group's obligation in respect of its defined benefit plans comprise:

	2014	2013
	HK$'000	HK$'000

Principal pension benefit plans	127,803	61,337
Other post-employment benefit plans	18,505	17,782
Other retirement benefit obligations	3,839	4,014
	150,147	83,133

Net amount recognized in other comprehensive (expense) income (net of tax) are as follows:

For the year ended 31 December 2014

	Principal	Other post-	Other
	pension	employment	retirement
	benefit	benefit	benefit
	plans	plans	obligations	Total
	HK$'000	HK$'000	HK$'000	HK$'000

Remeasurement losses	(76,625)	(2,031)	(95)	(78,751)
Income tax effect	25,363	670	(102)	25,931
	(51,262)	(1,361)	(197)	(52,820)

For the year ended 31 December 2013

	Principal	Other post-	Other
	pension	employment	retirement
	benefit	benefit	benefit
	plans	plans	obligations	Total
	HK$'000	HK$'000	HK$'000	HK$'000

Remeasurement gains (losses)	17,861	275	(174)	17,962
Income tax effect	(5,844)	(90)	80	(5,854)
	12,017	185	(94)	12,108

ASM PACIFIC TECHNOLOGY LIMITED

35.	RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

Principal pension benefit plans

A reconciliation of the funded status of the principal pension benefit plans to the amount recognized in the consolidated statement of financial position at 31 December 2014 and 2013 are as follows:

	2014	2013
	HK$'000	HK$'000

Fair value of plan assets	335,772	327,746
Total present value of DBO
Defined benefit obligation (funded)	(459,053)	(385,067)
Defined benefit obligation (unfunded)	(4,522)	(4,016)
Net liability arising from defined benefit obligation	(127,803)	(61,337)

The actuarial valuation showed that market value of the plan assets was HK$335,772,000 (2013: HK$327,746,000) and that the actuarial value of these represented 72% (2013: 84%) of the benefits that had accrued to members.

The following table shows the movements in the present value of the plan assets for the years ended:

	2014	2013
	HK$'000	HK$'000

At 1 January	327,746	276,458
Currency realignment	(39,537)	12,770
Interest income	11,248	10,692
Return on plan assets (excluding amounts included
in net interest expenses)	15,361	10,048
Employer contribution	20,954	17,778
At 31 December	335,772	327,746

The fair value of the plan assets at the end of the reporting period for each category, are as follows:

Asset class	2014	2013
	HK$'000	HK$'000

Fixed income and corporate bonds	224,967	224,439
Equity securities	93,210	97,768
Cash and other assets	17,595	5,539
	335,772	327,746

ASM PACIFIC TECHNOLOGY LIMITED

35.	RETIREMENT BENEFIT PLANS - continued

Defined benefit plans - continued

Principal pension benefit plans - continued

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets.

The actual return on defined benefit plan assets for the year ended 31 December 2014 was a gain of HK$26,609,000 (2013: HK$20,740,000).

The movements in the present value of the DBO for the years ended are as follows:

	2014	2013
	HK$'000	HK$'000

At 1 January	389,083	347,551
Currency realignment	(48,925)	15,840
Current service cost	19,559	23,012
Interest cost	12,722	12,750
Remeasurement losses (gains)
Actuarial losses (gains) arising from changes in
financial assumptions	84,846	(12,102)
Actuarial losses arising from experience adjustments	7,140	4,289
Transfer out	-	(772)
Benefits paid	(850)	(1,485)
At 31 December	463,575	389,083

Other post-employment benefit plans

Employees who joined ASM Assembly Systems GmbH & Co. KG ("ASM AS KG"), a subsidiary located in Germany, on or before 30 September 1983, are entitled to transition payments and death benefits. In respect of the transition payments for the first six months after retirement, participants receive the difference between their final compensation and the retirement benefits payable under the corporate pension plan.

The reconciliation of the funded status of the other post-employment benefit plans to the amount recognized in the consolidated statement of financial position are as follows:

	2014	2013
	HK$'000	HK$'000

Defined benefit obligation (unfunded)	18,505	17,782

ASM PACIFIC TECHNOLOGY LIMITED

Other post-employment benefit plans - continued

The movements in the present value of the defined benefit obligation for the other post-employment benefits for the years ended are as follows:

	2014	2013
	HK$'000	HK$'000

At 1 January	17,782	16,712
Currency realignment	(2,178)	759
Current service cost	526	588
Interest cost	569	597
Remeasurement losses (gains)
Actuarial losses (gains) arising from changes in
financial assumptions	1,651	(271)
Actuarial losses (gains) arising from experience
adjustments	380	(4)
Benefits paid	(225)	(599)
At 31 December	18,505	17,782

Significant actuarial assumptions for the determination of the defined obligation of the principal pension benefit plans and other post-employment benefit plans are discount rate and expected pension increase. The sensitivity analyzes below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

•	If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by HK$36,111,000 (increase by HK$42,112,000).

•	If the expected rate of pension in payment increases (decreases) by 50 basis point, the defined benefit obligation would increase by HK$23,541,000 (decrease by HK$21,215,000).

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Each year an Asset-Liability-Matching study is performed in which the consequences of the strategic investment policies are analyzed in terms of risk-and-return profiles. Investment and contribution policies are integrated within this study. Main strategic choices that are formulated in the actuarial and technical policy document of the fund is asset mix based on 30% equity instruments and 70% debt instruments.

ASM PACIFIC TECHNOLOGY LIMITED

There has been no change in the process used by the Group to manage its risks from prior periods.

The Group's subsidiaries fund the service costs expected to be earned on a yearly basis.

The average duration of the benefit obligation at 31 December 2014 is 16.68 years (2013: 15.04 years).

The Group expects to make a contribution of HK$19,132,000 (2013: HK$23,198,000) to the defined benefit plans during the next financial year.

Amounts recognized in comprehensive income in respect of these defined benefit plans are as follows:

For the year ended 31 December 2014

	Principal	Other post-
	pension	employment
	benefit plans	benefit plans	Total
	HK$'000	HK$'000	HK$'000
Service cost:
Current service cost	19,559	526	20,085
Net interest expense	1,474	569	2,043
Components of defined benefit costs
recognized in profit or loss	21,033	1,095	22,128

Remeasurement losses:
Return on plan assets (excluding amounts
included in net interest expense)	(15,361)	-	(15,361)
Actuarial losses arising from changes in
financial assumptions	84,846	1,651	86,497
Actuarial losses arising from
experience adjustments	7,140	380	7,520
Components of defined benefit costs
recognized in other comprehensive income	76,625	2,031	78,656

Total	97,658	3,126	100,784

ASM PACIFIC TECHNOLOGY LIMITED

For the year ended 31 December 2013

	Principal	Other post-
	pension	employment
	benefit plans	benefit plans	Total
	HK$'000	HK$'000	HK$'000
Service cost:
Current service cost	23,012	588	23,600
Net interest expense	2,058	597	2,655
Components of defined benefit costs
recognized in profit or loss	25,070	1,185	26,255

Remeasurement (gains) losses:
Return on plan assets (excluding amounts
included in net interest expense)	(10,048)	-	(10,048)
Actuarial gains arising from changes in
financial assumptions	(12,102)	(271)	(12,373)
Actuarial losses (gains) arising from
experience adjustments	4,289	(4)	4,285
Components of defined benefit costs
recognized in other comprehensive income	(17,861)	(275)	(18,136)

Total	7,209	910	8,119

Service cost and net interest expense for pension are allocated among functional costs (cost of sale, selling and distribution expenses, general and administrative expenses and research and development expenses).

The remeasurement of the net defined benefit liability is included in other comprehensive income.

Other retirement benefit obligations

As at 31 December 2014, the consolidated statement of financial position also includes liabilities for other retirement benefit obligations consisting of liabilities for severance payments in Italy and Austria and national pension fund in Korea and United Kingdom amounting to HK$3,839,000 (2013: HK$4,014,000).

ASM PACIFIC TECHNOLOGY LIMITED

36.	DEFERRED TAXATION

A summary of the major deferred tax assets and liabilities recognized and movements thereon during the current and prior years is as follows:

	Depreciation/ amortization	Tax losses	Retirement benefit obligations	Inventories	Trade receivables	Provisions	Others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(Note a)		(Note b)	(Note c)	(Note c)	(Note b)

At 1 January 2013	3,824	2,343	50,279	82,088	5,956	22,000	(3,667)	162,823
Credit (charge) to profit
or loss for the year	3,883	29,531	2,996	7,012	(2,319)	22,046	13,563	76,712
Charge to other
comprehensive income
for the year	-	-	(5,854)	-	-	-	-	(5,854)
Currency realignment	(42)	(494)	2,162	782	53	606	(104)	2,963

At 31 December 2013	7,665	31,380	49,583	89,882	3,690	44,652	9,792	236,644
Acquisition of subsidiaries	(61,524)	741	-	(1,047)	30	-	771	(61,029)
Credit (charge) to profit
or loss for the year	10,695	171	1,956	19,933	(787)	(995)	(1,490)	29,483
Credit to other
comprehensive income
for the year	-	-	25,931	-	-	-	-	25,931
Currency realignment	20	(1,740)	(6,676)	(3,917)	22	(1,180)	4,020	(9,451)

At 31 December 2014	(43,144)	30,552	70,794	104,851	2,955	42,477	13,093	221,578

Notes:

(a)
The deferred tax arose from the temporary difference between the carrying amount of property, plant and equipment and their tax base. As at 31 December 2013, the tax depreciation was less than accounting depreciation. A deductible temporary difference arose, and resulted in a deferred tax asset.

(b)	The deductible temporary difference arising from retirement benefit obligations and provisions would be reversed upon the settlement of the related obligations and provisions.

(c)
The deductible temporary difference mainly arising from allowances of inventories and trade receivables and unrealized profit of inventories would be reversed upon sales of inventories and write off of respective inventories and receivables.

The following is the analysis of the deferred tax balances for the purpose of presentation in the consolidated statement of financial position:

	2014	2013
	HK$'000	HK$'000

Deferred tax assets	317,448	242,427
Deferred tax liabilities	(95,870)	(5,783)
	221,578	236,644

At 31 December 2014, the Group had unused tax losses of HK$418,157,000 (2013: HK$462,306,000) available to offset future taxable profits. At 31 December 2014, a deferred tax asset amounting to HK$30,552,000 (2013: HK$31,380,000) was recognized for tax losses amounting to HK$207,419,000 (2013: HK$180,383,000) and no deferred tax was recognized in respect of the remaining tax losses of HK$210,738,000 (2013: HK$281,923,000) due to the unpredictability of future profit streams. At 31 December 2013, included in the unrecognized tax losses are losses of HK$60,037,000 that would expire in 2017 (2014: nil). Other losses may be carried forward indefinitely.

ASM PACIFIC TECHNOLOGY LIMITED

Under the EIT Law of PRC, withholding tax is imposed on dividends declared in respect of profits earned by PRC subsidiaries from 1 January 2008 onwards. For certain subsidiaries located in other jurisdictions, withholding tax is also imposed on dividend. Deferred taxation has not been provided in the consolidated financial statements in respect of temporary difference attributable to accumulated profits of these subsidiaries amounting to HK$1,804,543,000 (2013: HK$1,245,008,000) as the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

37.	CONVERTIBLE BONDS

On 28 March 2014, the Company issued convertible bonds due 2019 in an aggregate principal amount of HK$2,400,000,000. Interest of 2.00% per annum will be paid semi-annually with the first interest payment date falls on 28 September 2014. The net proceeds from the issue of convertible bonds are primarily used to pay for the purchase consideration in relation to the acquisition of the DEK Business (as defined in Note 38), and for general working capital purposes.

The convertible bonds may be converted into ordinary shares of the Company, at the option of the holder thereof, at any time on and after 8 May 2014 up to the close of business on the day falling ten days prior to 28 March 2019 (the "Maturity Date") (both days inclusive) or if such convertible bonds shall have been called for redemption before the Maturity Date, then up to and including the close of business on a date no later than seven days prior to the date fixed for redemption thereof, at an initial conversion price (subject to adjustment for among other things, consolidation and subdivision of shares, capitalization of profits or reserves, right issues, distributions and certain other dilutive events) of HK$98.21 per share.

The Company will redeem the convertible bonds on the Maturity Date at their principal amount outstanding together with accrued and unpaid interest thereon.

The Company may, having given not less than 30 nor more than 60 days' notice (the "Redemption Notice"), redeem in whole, but not in part, of the convertible bonds at the principal amount together with interest accrued on such redemption date, provided that

(i)
at any time after 28 March 2017 and prior to the Maturity Date, the closing price of an ordinary share of the Company, for 20 out of the 30 consecutive trading days immediately prior to the date upon which the Redemption Notice is given is at least 130% of the conversion price, or

(ii)	at any time, prior to the date the Redemption Notice is given, at least 90% in principal amount of the convertible bonds has already been converted, redeemed or purchased and cancelled.

The Company will, at the option of the bond holder, redeem all or some of that convertible bonds on 28 March 2017 at their principal amount together with interest accrued to such date but unpaid.

The bond holder may request immediate redemption of the convertible bonds at their principal amount then outstanding together with accrued interest upon occurrence of certain events. Details of the issue of convertible bonds were set out in the Company's announcement dated 4 March 2014.

ASM PACIFIC TECHNOLOGY LIMITED

The net proceeds received from the issue of the convertible bonds have been split between a liability component and an equity component in its initial recognition as follows:

(i)
Liability component is initially measured at fair value amounted to approximately HK$2,128,539,000, which represents the present value of the contractually determined stream of future cash flows discounted at the prevailing market interest rate at that time applicable to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, with the bondholder redemption option but without the conversion option. It is subsequently measured at amortized cost by applying an effective interest rate of 6.786% per annum after considering the effect of the transaction costs;

(ii)
In the opinion of the directors of the Company, the economic characteristics and risks of the early redemption options are closely related to the host debt contract of the convertible bonds. Therefore, the Company do not account for the early redemption options separately; and

(iii)
Equity component, which is equal to the difference between the net proceeds received and the fair value of the liability component, amounted to approximately HK$266,932,000 which is presented in equity as convertible bond equity reserve.

The movements of the liability component and equity component of the convertible bonds for the year are set out below:

	Liability	Equity
	component	component	Total
	HK$'000	HK$'000	HK$'000

At 1 January 2014	-	-	-
Convertible bonds issued on 28 March 2014	2,128,539	271,461	2,400,000
Transaction costs incurred	(35,471)	(4,529)	(40,000)
Interest charge during the year (Note 12)	107,826	-	107,826
Interest paid	(24,000)	-	(24,000)
At 31 December 2014	2,176,894	266,932	2,443,826

Liability component of the convertible bonds is analyzed for reporting purposes as:

	2014	2013
	HK$'000	HK$'000

Current liabilities (included in trade and other payables)	12,690	-
Non-current liabilities	2,164,204	-
	2,176,894	-

ASM PACIFIC TECHNOLOGY LIMITED

38.	ACQUISITION OF BUSINESSES

Acquisition of Advanced Laser Separation International (ALSI) B.V. ("ALSI")

On 12 February 2014, the Group entered into a purchase agreement to acquire the business of ALSI, a Dutch technology company specializing in multi-beam laser-cutting and low-K wafer grooving at a consideration of EUR2,113,000 (equivalent to approximately HK$22,180,000) ("ALSI Acquisition"). Through this ALSI Acquisition, the Group has set up an advanced laser technology center in the Netherlands to develop technology and machines to serve the laser sawing market. The ALSI Acquisition was completed during the year and has been accounted for using the acquisition method.

Acquisition-related costs amounting to HK$1,155,000 have been excluded from the cost of ALSI Acquisition and have been recognized directly as an expense in the period and included in the "general and administrative expenses" line item in the consolidated statement of profit or loss and other comprehensive income.

Assets acquired and liabilities recognized at the date of acquisition are as follows:

HK$'000

Property, plant and equipment	2,085
Intangible assets	6,985
Inventories	32,391
Trade and other receivables	13,012
Trade and other payables	(30,717)
Deferred tax liabilities	(1,576)
22,180

HK$'000
Net cash outflow arising on acquisition:

Consideration paid in cash	22,180

No goodwill is arisen on ALSI Acquisition.

The fair value of intangible assets acquired from the ALSI Acquisition of HK$6,985,000 representing patents which were determined by the management of the Company with reference to the valuation report, based on the multi-period excess earnings method, prepared by independent professional valuers on the patents as at 12 February 2014. That calculation uses cash flow projections based on financial budgets approved by management covering the useful lives of the patents at a discount rate of 19%. Other key assumptions of the value in use calculations relating to the estimation of cash inflow/outflows include budgeted sales and gross margin. Such estimation is based on past performance and management's expectations for the market development.

ASM PACIFIC TECHNOLOGY LIMITED

38.	ACQUISITION OF BUSINESSES - continued

Acquisition of DEK Business

On 2 July 2014, pursuant to a master sale and purchase agreement (the "S&P Agreement") entered into with Dover Printing & Identification, Inc. and Dover Corporation (the "Sellers"), the Company acquired the screen printing and processes business currently operated by the Sellers ("DEK Business" or "Printing Business") which comprises all the shares in the companies currently operating the DEK Business ("Target Companies") ("DEK Acquisition"). The product portfolio of the DEK Business consists of surface mount technology assembly equipment for the electronics industry, metallization equipment for solar and fuel cells industry and a portfolio of the following recurring revenue products: consumables, replacement screens, stencils, parts and services.

The purchase consideration comprises the base purchase price of US$170,000,000 (equivalent to approximately HK$1,317,602,000) adjusted by the amount of working capital, capital expenditures and cash and cash equivalents of the Target Companies upon completion pursuant to the terms specified in the S&P Agreement; and plus a contingent consideration totalling up to US$30,000,000 (equivalent to approximately HK$232,518,000) that are linked to the actual revenue of the Target Companies earned during the measurement period specified in the S&P Agreement.

Acquisition-related costs have been excluded from the costs of acquisition of DEK Acquisition and recognized as an expense in the period when incurred within the "general and administrative expenses" line item in the consolidated statement of profit or loss and other comprehensive income. Cumulative acquisition-related costs in respect of DEK Acquisition amounted to HK$41,050,000, of which HK$2,411,000 was charged to profit or loss in the current year with the remaining amount charged to profit or loss in prior year.

HK$'000
Consideration transferred:

Cash paid	1,350,515
Contingent consideration arrangement (Note)	-
1,350,515

Note:
The contingent consideration requires the Group to pay the Sellers an additional HK$232,518,000 if the sales of the Target Companies can exceed the amount of revenue specified in the S&P Agreement in 2014 calendar year or 12-month period ending 31 March 2015. In accordance to the estimated sales performance and profit forecast of the DEK Business, the directors do not consider it is probable that this payment will be required. The estimated fair value of this obligation is nil.

ASM PACIFIC TECHNOLOGY LIMITED

Assets acquired and liabilities recognized at the date of acquisition are as follows:

HK$'000

Property, plant and equipment	105,406
Intangible assets	635,627
Deferred tax assets	2,344
Inventories	194,140
Trade and other receivables	208,685
Income tax recoverable	6,155
Bank balances and cash	39,401
Trade and other payables	(173,048)
Provisions	(5,601)
Income tax payable	(6,146)
Deferred tax liabilities	(61,797)
945,166

The receivables acquired (which principally comprised trade receivables) in this acquisition with a fair value of HK$208,685,000 had gross contractual amount of HK$212,198,000. The best estimate at acquisition date of the contractual cash flows not expected to be collected is HK$3,513,000.

The fair value of intangible assets acquired from the DEK Acquisition of HK$635,627,000 representing trade name, technology, customer bases and sales backlog were determined by the management of the Company with reference to the valuation report, based on the multi-period excess earnings method, and prepared by independent professional valuers as at 2 July 2014. That calculation uses cash flow projections based on financial budgets approved by management covering the estimated useful lives of the intangible assets at a discount rate of 16%. Other key assumptions of the value in use calculations relating to the estimation of cash inflow/outflows include budgeted sales and gross margin. Such estimation is based on past performance and management's expectations for the market development.

Goodwill arising on acquisition:

HK$'000

Consideration transferred	1,350,515
Less: fair value of identified net assets acquired	(945,166)
405,349

Goodwill arose in DEK Acquisition because of the cost of the combination include a control premium. In addition, the consideration paid for the combination effectively included amount in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of DEK business. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. The goodwill arising from this acquisition is not expected to be deductible for tax purposes.

ASM PACIFIC TECHNOLOGY LIMITED

HK$'000
Net cash outflow on DEK Acquisition:

Consideration paid in cash	1,350,515
Less: cash and cash equivalent balances acquired	(39,401)
1,311,114

The fair values of the assets, liabilities and contingent liabilities of the subsidiaries acquired, and the goodwill arising on the acquisition, if any, are measured based on provisional values and are subject to change pending the finalization of the professional valuations. The finalization of those valuations could affect the amounts assigned to the assets, liabilities and the related depreciation and amortization charges for the assets and the amount of goodwill on acquisition of the subsidiaries.

Impact of acquisitions on the results of the Group

Included in the profit for the year is loss of HK$84,466,000 attributable to ALSI and DEK Business. Revenue for the year includes HK$650,393,000 attributable to ALSI and Printing Business. Printing Business operates at profit during the year before including the impacts of amortization of fair value increment of assets acquired from DEK Acquisition while ALSI is operating at loss during the year.

Had the acquisitions of ALSI and Printing Business been effected at the beginning of the year, the total amount of revenue of the Group for the year would have been HK$14,787,401,000, and the amount of the profit for the year would have been HK$1,627,562,000. The proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisitions been completed at the beginning of the year, nor is it intended to be a projection of future results.

39.	CONTINGENT LIABILITIES

	2014	2013
	HK$'000	HK$'000
Guarantees given to the Singapore government for work
permits of foreign workers in Singapore	2,500	2,671

In addition, a supplier raised a claim in 2009 against a group entity which was acquired by the Group in 2011. The management estimated the expected financial effect to be an amount of EUR2,500,000 (equivalent to approximately HK$26,733,000 at 31 December 2013) and the amount was recognized as a liability as of 31 December 2013. During the year ended 31 December 2014, the directors consider that it has become highly unlikely that there is still a risk arising from alleged claims of a supplier for which legal provision was made. Therefore, the accrued liability of HK$26,372,000 (equivalent to EUR2,500,000) was reversed during the year ended 31 December 2014. The Group is not aware of any other legal proceedings that would have an adverse or material impact on the Group's financial results.

ASM PACIFIC TECHNOLOGY LIMITED

40.	CAPITAL AND OTHER COMMITMENTS

	2014	2013
	HK$'000	HK$'000
Capital expenditure in respect of the acquisition of
property, plant and equipment:
- authorized but not contracted for	-	72,259
- contracted for but not provided in the consolidated
financial statements	417,431	113,725
Other commitment in respect of acquisition of land
use right:
- contracted for but not provided in the consolidated
financial statements	-	26,904
Other commitment in respect of acquisitions of subsidiaries
(see note 38):
- contracted for but not provided in the consolidated
financial statements	-	1,550,760
	417,431	1,763,648

41.	OPERATING LEASE COMMITMENTS

At the end of the reporting period, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2014			2013
		Motor			Motor
	Land and	vehicles		Land and	vehicles
	buildings	and others	Total	buildings	and others	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

Within one year	180,245	10,365	190,610	192,329	7,537	199,866
In the second to fifth years
inclusive	213,669	13,796	227,465	326,994	13,388	340,382
Over five years	12,272	-	12,272	18,642	-	18,642
	406,186	24,161	430,347	537,965	20,925	558,890

Operating lease payments represent rentals payable by the Group for certain of its manufacturing plants, office properties, quarters and motor vehicles. Except for land leased from the Singapore Housing & Development Board for a period of 30 years (renewable upon expiry for a further term of 30 years), other leases are negotiated for an average term of two to five years (2013: two to five years).

ASM PACIFIC TECHNOLOGY LIMITED

42.	CONNECTED AND RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The emoluments of directors and other members of key management during the year were as follows:

	2014	2013
	HK$'000	HK$'000

Short-term benefits	19,396	26,667
Post-employment benefits	1,146	1,260
Share-based payments	19,636	27,092
	40,178	55,019

Certain shares of the Company were issued to key management under the Employee Share Incentive Scheme which has a term of 10 years starting from March 1990. The Scheme was extended for a further term of 10 years up to 23 March 2010 pursuant to an extraordinary general meeting of the Company on 25 June 1999. The Employee Share Incentive Scheme was further extended for another term of 10 years up to 23 March 2020 pursuant to an annual meeting of the Company on 24 April 2009. The estimated fair value of such shares has been included in share-based payments for both years.

The emoluments of directors and key executives are determined by the Remuneration Committee, having regard to the performance of individuals and market trends.

ASM PACIFIC TECHNOLOGY LIMITED

43.	PARTICULARS OF PRINCIPAL SUBSIDIARIES OF THE COMPANY

Details of the principal subsidiaries at 31 December 2014 and 2013 are as follows:

		Nominal value	Proportion of nominal
		of issued capital	value of issued ordinary
	Place of		share/registered capital
	incorporation/	Ordinary shares/	held by the Company		Principal activities
Name of subsidiary	establishment	registered capital	Directly	Indirectly

ASM Assembly Equipment	Thailand	Baht7,000,000	-	100%	Marketing service
Bangkok Limited

ASM Assembly Equipment	Malaysia	MYR10,000	-	100%	Marketing service
(M) Sdn. Bhd.

ASM Assembly Systems	Germany	EUR20,200,000	-	100%	Manufacture and sale of surface
GmbH & Co. KG (Note a)					mount technology equipment and
					trading of semiconductor
					equipment

ASM Assembly Systems, LLC	Delaware,	-	-	100%	Trading of surface mount
	United States				technology equipment

先進裝配系統有限公司	PRC	EUR5,400,000	-	100%	Trading of surface mount
(ASM Assembly Systems Ltd.)*					technology equipment

ASM Assembly Systems Singapore	Singapore	S$33,000,001	-	100%	Manufacture and sale of surface
Pte. Ltd.					mount technology equipment

先進電子裝配系統製造(深圳)有限公司	PRC	US$750,000	-	100%	Manufacture and sale of surface
(ASM Assembly Systems Manufacturing				(Note b)	mount technology equipment
(Shenzhen) Co., Ltd.)*

ASM Assembly Systems Switzerland	Switzerland	CHF500,000	-	100%	Trading of surface mount
GmbH				(Note b)	technology equipment

ASM Assembly Systems Weymouth	United Kingdom	GBP80,000	-	100%	Manufacture of surface mount
Limited				(Note b)	technology equipment

ASM Assembly Technology Co.,	Japan	JPY10,000,000	100%	-	Trading of semiconductor
Ltd.					equipment

先域微電子技術服務(上海)有限公司	PRC	US$400,000	-	100%	Trading of semiconductor
(ASM Microelectronic Technical					equipment
Services (Shanghai) Co., Limited)*

ASM Pacific Assembly	United States	US$60,000	-	100%	Trading of semiconductor
Products, Inc.	of America				equipment and materials

ASM Pacific (Holding) Limited	Hong Kong	HK$1,000,000	100%	-	Trading of semiconductor
					equipment and materials in
					Taiwan

ASM Pacific (Hong Kong) Limited	Hong Kong	HK$500,000	100%	-	Trading of semiconductor
					equipment, surface mount
					technology equipment and
					materials in Hong Kong and
					marketing service in Korea

ASM PACIFIC TECHNOLOGY LIMITED

		Nominal value	Proportion of nominal
		of issued capital	value of issued ordinary
	Place of		share/registered capital
	incorporation/	Ordinary shares/	held by the Company		Principal activities
Name of subsidiary	establishment	registered capital	Directly	Indirectly
先進半導體材料(深圳)有限公司	PRC	US$42,722,392	-	100%	Manufacture of semiconductor
(ASM Materials China Limited)*		(2013: US$41,672,392)			equipment and materials

ASM Technology Asia Limited	Hong Kong	HK$2	100%	-	Investment holding and agency
					services and also provision of
					logistics and purchasing services
					to group companies

先進科技(中國)有限公司	PRC	US$26,058,159	-	100%	Research and development of
(ASM Technology China Limited)*					semiconductor equipment

ASM Technology Hong Kong	Hong Kong	HK$10,000,000	100%	-	Manufacture of semiconductor
Limited					equipment and provision of
					research and development
					services

先進科技(惠州)有限公司	PRC	US$107,737,691	-	100%	Manufacture of semiconductor
(ASM Technology (Huizhou)					equipment and surface mount
Co., Ltd.)*					technology equipment

ASM Technology (M) Sdn. Bhd.	Malaysia	MYR74,000,000	100%	-	Manufacture of semiconductor
					equipment, materials and surface
					mount technology equipment

ASM Technology Singapore	Singapore	S$53,000,000	100%	-	Manufacture and sale of
Pte Ltd.					semiconductor equipment and
					materials

進峰貿易(深圳)有限公司	PRC	US$300,000	-	100%	Trading of semiconductor
(Edgeward Trading (Shenzhen)					equipment and materials
Limited)*

深圳先進微電子科技有限公司	PRC	(Note c)	-	(Note c)	Manufacture of semiconductor
(Shenzhen ASM Micro Electronic					equipment and surface mount
Technology Co., Ltd.)					technology equipment

(a)
Pursuant to the MSP Agreement entered into with Siemens AG, the Company undertook for a period of three years from the date of completion of acquisition (i.e. 7 January 2011) of the ASM AS Entities not to directly or indirectly make, resolve on, initiate, enable or accept dividend payments and loan repayments from ASM AS KG. As at 31 December 2013, no loan was advanced to ASM AS KG and the retained profits of ASM AS KG amounted to EUR23,148,000 (equivalent to approximately HK$247,534,000).

(b)	These entities were acquired on 2 July 2014 through the DEK Acquisition (see note 38).

(c)
Under a joint venture agreement, the Group has committed to contribute 100% of the registered capital of HK$718,300,000 (2013: HK$718,300,000) in 深圳先進微電子科技有限公司 (Shenzhen ASM Micro Electronic Technology Co., Ltd.) ("MET"), a co-operative joint venture company established in the PRC with a term of 10 years commencing October 1994. On 23 February 2004, the term was approved to be

ASM PACIFIC TECHNOLOGY LIMITED

extended for a period of five years to October 2009. On 23 June 2009, the term was approved to be extended for a further period of seven years to October 2016. At 31 December 2014, the Group has paid up HK$712,500,000 (2013: HK$712,500,000) as registered capital of MET. The Group has to bear the entire risk and liabilities of MET and has power over MET. Also, the Group is exposed and has rights, to variable returns from its involvement with MET. Other than annual amount of HK$10,301,000 (2013: HK$10,201,000) attributable to assets provided by the PRC joint venture partner, the Group is entitled to the entire profit or loss of MET. On cessation of the joint venture company, the Group will be entitled to all assets other than those provided by the PRC joint venture partner and those irremovable building improvements. The annual amount paid to the PRC joint venture partner was included in the minimum lease payments during the year. The commitment for the future payments was included in the operating lease commitments as at 31 December 2014 and 2013 in note 41.

*	Established as a wholly foreign owned enterprise in the PRC.

All the principal subsidiaries operate predominantly in their respective places of incorporation/establishment unless specified otherwise under the heading "principal activities".

No debt security has been issued by any of the subsidiaries at any time during the year or is outstanding at the end of the year.

The above table lists the subsidiaries of the Group which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

ASM PACIFIC TECHNOLOGY LIMITED

44.	INFORMATION ABOUT FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period includes:

	2014	2013
	HK$'000	HK$'000
Assets
Unlisted investments in subsidiaries	464,199	464,199
Loans to subsidiaries	1,904,873	759,379
Pledged bank deposit	188,340	213,866
Amounts due from subsidiaries	3,873,895	2,580,485
Other current assets	11,025	117,353
	6,442,332	4,135,282

Liabilities	(2,678,344)	(971,292)

	3,763,988	3,163,990

Capital and reserves
Share capital (see note 33)	40,252	40,063
Reserves (Note)	3,723,736	3,123,927
	3,763,988	3,163,990

ASM PACIFIC TECHNOLOGY LIMITED

Note:	Movement in reserves

		Employee	Shares
		share-based	held for	Capital		Convertible
	Share	compensation	share award	redemption	Capital	bonds equity	Retained	Dividend
	premium	reserve	scheme	reserve	reserve	reserve	profits	reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

At 1 January 2013	825,265	-	-	155	56,143	-	1,868,773	119,773	2,870,109

Profit and total comprehensive
income for the year	-	-	-	-	-	-	393,869	-	393,869
Sub-total	825,265	-	-	155	56,143	-	2,262,642	119,773	3,263,978
Recognition of equity-settled
share-based payments	-	142,418	-	-	-	-	-	-	142,418
Purchase of shares under the
Employee Share Incentive Scheme	-	-	(22,822)	-	-	-	-	-	(22,822)
Shares vested under the Employee
Share Incentive Scheme	-	(22,822)	22,822	-	-	-	-	-	-
Shares issued under the Employee
Share Incentive Scheme	119,458	(119,596)	-	-	-	-	-	-	(138)
2012 final dividend paid	-	-	-	-	-	-	-	(119,773)	(119,773)
2013 interim dividend paid	-	-	-	-	-	-	(139,736)	-	(139,736)
2013 final dividend proposed	-	-	-	-	-	-	(200,317)	200,317	-
At 31 December 2013 and 1 January 2014	944,723	-	-	155	56,143	-	1,922,589	200,317	3,123,927

Profit and total comprehensive
income for the year	-	-	-	-	-	-	723,448	-	723,448
Sub-total	944,723	-	-	155	56,143	-	2,646,037	200,317	3,847,375
Recognition of equity-settled
share-based payments	-	146,300	-	-	-	-	-	-	146,300
Purchase of shares under the
Employee Share Incentive Scheme	-	-	(15,858)	-	-	-	-	-	(15,858)
Shares vested under the Employee
Share Incentive Scheme	-	(15,858)	15,858	-	-	-	-	-	-
Shares issued under the Employee
Share Incentive Scheme	130,253	(130,442)	-	-	-	-	-	-	(189)
Recognition of equity component
of convertible bonds	-	-	-	-	-	266,932	-	-	266,932
2013 final dividend paid	-	-	-	-	-	-	-	(200,317)	(200,317)
2014 interim dividend paid	-	-	-	-	-	-	(320,507)	-	(320,507)
2014 final dividend proposed	-	-	-	-	-	-	(523,274)	523,274	-
At 31 December 2014	1,074,976	-	-	155	56,143	266,932	1,802,256	523,274	3,723,736

ASM PACIFIC TECHNOLOGY LIMITED

45.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA ("US GAAP")

The Company's accounting policies conform with HKFRS, which differ in certain significant respects from US GAAP. The following statements summarize the adjustments to the Group's net income and total shareholders' equity that would have to be made if the Group was to report in accordance with US GAAP.

Reconciliation of net income to US GAAP

	Notes	2014	2013
		HK$'000	HK$'000

Net income under HKFRS		1,599,954	558,589
Adjustments for:
- Deferred income taxes	(a)	(20,165)	(2,178)
- Pension	(c)	-	(7,387)
Net income under US GAAP		1,579,789	549,024

Reconciliation shareholders' equity to US GAAP

	Notes	2014	2013
		HK$'000	HK$'000

Shareholders' equity under HKFRS		8,205,194	7,081,265
Adjustments for:
- Deferred income taxes	(a)	(24,143)	(2,645)
- Goodwill	(b)	372	-
Shareholders' equity under US GAAP		8,181,423	7,078,620

Notes:

(a)	Deferred income taxes

Adjustments for deferred income taxes in the reconciliation to US GAAP are attributable to the unrealized profit adjustment. Under US GAAP, the local tax rate of the seller in an intercompany sales and purchase transaction should be used. In contrast, the local tax rate of the buyer should be used in accordance with HKFRS.

(b)	Goodwill

Adjustments for goodwill in the reconciliation to US GAAP are attributable to adjustments for deferred income taxes assets on unrealized profit adjustment on the acquisition date of the Printing Business. Under US GAAP, the local tax rate of the seller in an intercompany sales and purchase transaction should be used. In contrast, the local tax rate of the buyer should be used in accordance with HKFRS.

ASM PACIFIC TECHNOLOGY LIMITED

(c)	Pension

Adjustments for pension in the reconciliation to US GAAP are attributable to the German Altersteilzeit accruals. The accruals comprise severance payments to be paid upon leave of the Group as well as additional payments made to the employees during the contract period.

Significant balance sheet differences not noted in the equity reconciliation

Under HKFRS, all deferred tax assets and liabilities are classified as non-current. However, under US GAAP, classification of deferred tax assets and liabilities must be consistent with the underlying asset or liability generating the difference. As of 31 December 2014, deferred tax liabilities of HK$36,286,000 (2013: HK$3,972,000) and deferred tax assets of HK$196,461,000 (2013: HK$191,590,000) are classified as current.

Under HKFRS, land and building elements are bifurcated and accounted for separately. Land use rights are classified under "prepaid lease payments". However, under US GAAP, land and building elements are generally accounted for as a single unit. The costs of such land use rights are classified under "property, plant and equipment" in the balance sheet.

Presentation of cash flow statement

Under HKFRS, interest income received is classified as investing activities and interest expenses paid are classified as financing activities.

Under US GAAP, such interest income received and interest expenses paid are classified as operating activities.